              OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT
                           THE DIALOG CORPORATION PLC
                           OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF THE OUTSTANDING
                     11% SENIOR SUBORDINATED NOTES DUE 2007
                        AND SOLICITATION OF CONSENTS FOR
                         AMENDMENT OF RELATED INDENTURE

 THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 20, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE"). HOLDERS OF NOTES MUST TENDER THEIR NOTES AND PROVIDE THEIR CONSENTS (AS DEFINED BELOW) ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER PAYMENT (AS DEFINED BELOW). TENDERED NOTES MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXECUTION OF THE SUPPLEMENTAL INDENTURE (AS DEFINED HEREIN).

     The Dialog Corporation plc, a company incorporated in England and Wales (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (the "Statement") and in the Consent and Letter of Transmittal (the "Consent and Letter of Transmittal" and, together with the Statement, the "Offer"), to purchase for cash any and all of its outstanding 11% Senior Subordinated Notes due 2007 (the "Notes").

     The consideration for each $1,000 principal amount of the Notes tendered pursuant to the Offer shall be the price equal to $1,000 per $1,000 principal amount of the Notes, together with accrued and unpaid interest up to, but not including, the date of payment (the "Payment Date") for (or deposit with The Bank of New York, as Depositary (the "Depositary"), of an amount of money sufficient to pay for) the Notes accepted for purchase (the "Tender Payment").

     In conjunction with the Offer, the Company hereby solicits (the "Solicitation") consents (the "Consents") to the adoption of certain proposed amendments (the "Proposed Amendments") to the Indenture (as defined herein) pursuant to which the Notes were issued and subject to the terms and conditions set forth in this Offer. The Proposed Amendments with respect to the Indenture would eliminate or amend certain covenants, and eliminate or amend certain "events of default". In addition, all Note Guarantees (as defined in the Indenture) executed by subsidiaries of the Company that are being sold as part of the Asset Sale Transaction (as defined herein) will, as a result of the consummation of the Asset Sale Transaction, be eliminated. Following consummation of the Asset Sale Transaction, the only remaining Note Guarantor (as defined in the Indenture) will be Dialog Holdings Limited. Tenders of Notes may be withdrawn at any time on or prior to the Expiration Date. Each registered holder of Notes (a "Holder" and collectively "Holders") may not validly revoke a Consent unless such Holder validly withdraws such Holder's previously tendered Notes. The valid withdrawal of a Holder's Notes prior to the execution of the Supplemental Indenture (as defined herein) will constitute the concurrent valid revocation of such Holder's Consent. If a Holder's Notes are not properly tendered pursuant to the Offer prior to the close of business on the Expiration Date or such Holder's Consents either are not properly delivered, or are revoked and not properly redelivered, prior to the close of business on the Expiration Date, such Holder will not receive a Tender Payment even though the Proposed Amendments will be effective as to any of such Holder's Notes which are not purchased in the Offer. Current Holders of Notes (each a "Current Holder") who tender their Notes in the Offer must deliver a corresponding Consent to the Proposed Amendments; however, if a Current Holder is not the Record Holder (as defined herein) of such Notes, the Consent to the Proposed Amendments must be accompanied by a Consent Proxy (as defined herein) properly executed by such Record Holder and delivered together with the Current Holder's Notes in order to receive the Tender Payment. The completion, execution and delivery of a Consent and Letter of Transmittal by a Holder tendering Notes pursuant to the Offer will be deemed to constitute the Consent of such tendering Holder to the Proposed Amendments with respect to such Notes.

     Only holders of record as of the close of business New York City time on March 24, 2000 (each a "Record Holder") will be entitled to provide Consents which are effective to approve the Proposed Amendments.

     The Company will pay the Tender Payment to Holders who validly tender their Notes and deliver their Consents prior to the Expiration Date. Payment of the Tender Payment for Notes validly tendered (and not withdrawn) and accepted for payment shall be made on the Payment Date, which shall be as soon as practicable following the Acceptance Date (as defined herein). This Offer may be amended or extended.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM TENDER CONDITION (AS DEFINED HEREIN), THE CONSENT CONDITION (AS DEFINED HEREIN), THE ASSET SALE CONDITION (AS DEFINED HEREIN) AND THE BANK FACILITY REPAYMENT CONDITION (AS DEFINED HEREIN). THE OFFER IS SUBJECT TO THE CONDITION THAT AT LEAST 95% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE NOTES BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE (THE "MINIMUM TENDER CONDITION").

     IF THE OFFER AND THE SOLICITATION ARE NOT CONSUMMATED, THE COMPANY MAY NEED TO SEEK PROTECTION UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE AND WILL POSSIBLY ADOPT A FORMAL INSOLVENCY PROCEDURE IN THE U.K. PURSUANT TO THE INSOLVENCY ACT 1986.
                          ----------------------------

      THE DEALER MANAGER FOR THE OFFER AND THE SOLICITATION AGENT FOR THE
                                SOLICITATION IS:

                        WASSERSTEIN PERELLA & CO., INC.

 March 24, 2000

    THIS STATEMENT CONSTITUTES NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF CONSENTS IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS. THE DELIVERY OF THIS STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN ANY ATTACHMENTS HERETO OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF.

                                   IMPORTANT

    The Company has fixed the close of business in New York on March 24, 2000 as the record date (the "Record Date"). Only Record Holders who are registered on the books of the registrar for the Notes on the Record Date are authorized to provide Consents to the Proposed Amendments. The procedures by which Notes may be tendered and Consents may be given by beneficial owners that are not registered Holders will depend upon the manner in which the Notes are held and are set forth below and in Section 8.

    A Current Holder desiring to tender Notes and deliver Consents to the Proposed Amendments with respect to such Notes should complete and sign the Consent and Letter of Transmittal with respect to such Notes (or a facsimile thereof) (provided, however, that if such Holder is not the Record Holder, the Current Holder must obtain a Consent Proxy in the form attached to the Consent and Letter of Transmittal (the "Consent Proxy") properly executed by such Record Holder in accordance with the instructions (the "Instructions") in the Consent and Letter of Transmittal), have the signature thereon guaranteed if required by Instruction 1 of the Consent and Letter of Transmittal and deliver it, together with any other required documents, to the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders, at its address set forth on the back cover page of this Statement and either (i) deliver certificates representing such Notes to the Depositary pursuant to the procedure for physical delivery set forth in Section 8 or (ii) cause such Notes to be transferred into the Depositary's account at a Book-Entry Transfer Facility (as defined in Section 8) pursuant to the procedures for book-entry delivery set forth in
Section 8, with a Book-Entry Confirmation (as defined in Section 8) with respect to such Notes received by the Depositary, in each case, on or prior to the Expiration Date. To be valid, tenders must be received by the Depositary on or prior to the Expiration Date. Any Holder who desires to tender Notes and whose Notes are not immediately available, or who cannot complete the procedures for book-entry transfer on a timely basis, may tender such Notes by following the procedures for guaranteed delivery set forth in Section 8.

    Beneficial owners whose Notes are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee must instruct such registered Holder to tender Notes and deliver Consents on the beneficial owner's behalf. A Letter of Instructions is included in the materials provided along with this Statement which may be used by a beneficial owner to instruct the registered Holder to tender Notes and deliver Consents. See Section 8.

    The Depositary and The Depository Trust Company ("DTC") have confirmed that the Offer and the Solicitation are eligible for the DTC Automated Tender Offer Program ("ATOP"). Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer Notes to the Depositary in accordance with DTC's ATOP procedures for transfer. In addition, DTC participants may electronically transmit their Consent as part of their electronic transmission of their acceptance of the Offer. DTC will then send an Agent's Message (as defined in Section 8) to the Depositary. See Section 8. Pursuant to authority granted by DTC, any DTC participant which has Notes credited to its DTC account at any time (and thereby held of record by DTC's nominee) may directly provide a Consent to the Proposed Amendments as though it were the registered Holder by so completing, executing and delivering the Consent and Letter of Transmittal. See Section 8.

    Questions and requests for assistance may be directed to Wasserstein Perella & Co., Inc. (the "Dealer Manager") at its address and telephone number set forth on the back cover of this Statement. Additional copies of this Statement, the Consent and Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from D.F.
King & Co., Inc. (the "Information Agent") or from brokers, dealers, commercial banks and trust companies.

    Holders will not be obligated to pay brokerage fees or commissions of the Dealer Manager or the Depositary.

    THE COMPANY RESERVES THE RIGHT WITH RESPECT TO THE OFFER AND SOLICITATION TO WAIVE ANY AND ALL CONDITIONS TO SUCH OFFER OR SOLICITATION AND TO ACCEPT FOR PURCHASE ANY NOTE TENDERED PURSUANT TO SUCH OFFER. SUBJECT TO COMPLIANCE WITH APPLICABLE SECURITIES LAWS AND THE TERMS SET FORTH IN THIS OFFER AND SOLICITATION, THE COMPANY RESERVES THE RIGHT TO EXTEND OR TERMINATE THE OFFER AND SOLICITATION, OR TO OTHERWISE AMEND THE OFFER AND SOLICITATION IN ANY RESPECT.

    THIS OFFER AND SOLICITATION AND THE CONSENT AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER AND THE SOLICITATION.

    NONE OF THE COMPANY, THE DEPOSITARY, THE DEALER MANAGER, THE INFORMATION AGENT, THE TRUSTEE NOR ANY OF THEIR AFFILIATES MAKE ANY REPRESENTATION TO ANY HOLDER AS TO WHETHER OR NOT TO TENDER THE NOTES OR TO DELIVER A CONSENT. NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERS OR THE SOLICITATIONS OTHER THAN THOSE CONTAINED IN THIS STATEMENT AND THE ACCOMPANYING CONSENT AND LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE DEPOSITARY, THE DEALER MANAGER, THE INFORMATION AGENT, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. HOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THE NOTES OR DELIVER A CONSENT.

    THIS STATEMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

                     CERTAIN OFFER AND SOLICITATION MATTERS

    The Offer and the Solicitation are being made in connection with the sale of certain assets by the Company (the "Asset Sale Transaction"). See Section 4.

    The Notes are governed by an indenture (the "Indenture") dated as of November 10, 1997, as amended, by and between the Company and The Bank of New York, as trustee (in such capacity The Bank of New York is referred to as the "Trustee"). The Proposed Amendments with respect to the Indenture would eliminate or amend certain covenants and eliminate or amend certain "events of default" in order to permit the Asset Sale Transaction and provide the Company with financial and operational flexibility with respect to the management of the remaining assets and cash flow of the Company following the Asset Sale Transaction in a way that would have been limited under the existing terms of the Indenture. In addition, all Note Guarantees (as defined in the Indenture) executed by subsidiaries of the Company that are being sold as part of the Asset Sale Transaction (as defined herein) will, as a result of the consummation of the Asset Sale Transaction, be eliminated. Following consummation of the Asset Sale Transaction, the only remaining Note Guarantor (as defined in the Indenture) will be Dialog Holdings Limited. See Section 5.

    The Company and the Trustee intend to execute a supplemental indenture (the "Supplemental Indenture") to the Indenture providing for the Proposed Amendments. The Company intends to cause the execution of the Supplemental Indenture in respect of the Notes after the receipt of Consents from the holders of a majority of the outstanding principal amount of the Notes (the "Requisite Consents"), but the Proposed Amendments set forth in the Supplemental Indenture will not become operative until the date the Company accepts Notes validly tendered for purchase and payment pursuant to the Offer (the "Acceptance Date"), which is expected to be the day after the Expiration Date. In such event, the Proposed Amendments shall be deemed effective as of the time immediately prior to such acceptance for payment, and the Company shall thereafter be obligated to make all payments for Notes so tendered on the Payment Date. The Proposed Amendments are being presented as one proposal with respect to the Indenture. Consequently, the delivery of a Consent by a Holder of Notes is a consent to all of the Proposed Amendments with respect to the Indenture. See Section 5.

    Holders of Notes who tender their Notes in the Offer must deliver corresponding Consents to the Proposed Amendments. The completion, execution and delivery of the Consent and Letter of Transmittal by a Holder in connection with the Offer will be deemed to constitute the Consent of such tendering Holder to the Proposed Amendments. Holders who wish to be eligible to receive the Tender Payment pursuant to the Offer must validly tender (and not withdraw) their Notes and deliver (and not revoke) their Consents to the Depositary on or prior to the Expiration Date; however, if such Holder is not the Record Holder, the Current Holder must obtain a Consent Proxy properly executed by such Record Holder. The valid withdrawal of a Holder's Notes prior to the execution of the Supplemental Indenture will constitute the concurrent valid revocation of such Holder's Consent. A Holder who validly withdraws previously tendered Notes will not receive the Tender Payment. A Holder may not validly revoke a Consent unless such Holder validly withdraws such Holder's previously tendered Notes. Tendered Notes may not be withdrawn after the Expiration Date and Consents may not be revoked after the execution of the Supplemental Indenture.

    If the Requisite Consents are received and the Proposed Amendments become effective with respect to the Notes, the Proposed Amendments will be binding on all non-tendering Holders of Notes. Therefore, consummation of the Offer and adoption of the Proposed Amendments may have adverse consequences for Holders of Notes who elect not to tender in the Offer. See Sections 2 and 5.

                             AVAILABLE INFORMATION

    The Company is a foreign private issuer which is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and information statements, and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web Site on the internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. The Company's shares are listed on the London Stock Exchange and it also has American Depositary Shares ("ADSs") listed on the Nasdaq National Market System, and such reports, information statements and other information can also be inspected at the offices of the Stock Exchange Building, London EC2P 2JX, England and at Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

    The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Statement: (i) the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998 and (ii) the Company's Quarterly Reports on Form 6-K for the quarters ended on March 31, 1999, June 30, 1999 (including six-month interim results ending June 30, 1999), and September 30, 1999 (including the nine-month interim results ending September 30, 1999).

    All documents filed by this Company with the Commission pursuant to
Section 13 or 15 of the Exchange Act after the initial delivery of this Statement and prior to the termination of the Offer shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

    The Company will provide without charge to each person to whom a copy of this Statement is delivered, upon written or oral request of any such person, a copy of any and all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to Jonathan Ball, Secretary, The Dialog Corporation plc, The Communications Building, 48 Leicester Square, London, WC2H 7DB, England and the telephone number is +44 171 930 6900.

                               TABLE OF CONTENTS

                                                                     PAGE
                                                                   --------
 1.  TERMS OF THE OFFER AND THE SOLICITATION.....................      7
 2.  CERTAIN OFFER AND SOLICITATION MATTERS......................      8
 3.  PURPOSE OF THE OFFER AND THE SOLICITATION...................     10
 4.  CERTAIN INFORMATION CONCERNING THE COMPANY..................     10
 5.  PROPOSED AMENDMENTS TO THE INDENTURE........................     12
 6.  MARKET AND TRADING INFORMATION..............................     14
 7.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES................     14
 8.  PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS......     15
 9.  WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS............     18
10.  SOURCE AND AMOUNT OF FUNDS..................................     19
11.  CONDITIONS TO THE OFFER.....................................     19
12.  CERTAIN U.K. TAX CONSIDERATIONS.............................     20
13.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES................     21
14.  THE DEALER MANAGER, THE INFORMATION AGENT AND THE
       DEPOSITARY................................................     23
15.  FEES AND EXPENSES...........................................     24
16.  MISCELLANEOUS...............................................     24
APPENDIX A.......................................................    A-1

                  TO THE HOLDERS OF THE DIALOG CORPORATION PLC
                     11% SENIOR SUBORDINATED NOTES DUE 2007

    THIS STATEMENT AND THE RELATED CONSENT AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER AND THE SOLICITATION.

    1. TERMS OF THE OFFER AND THE SOLICITATION. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company is offering to purchase for cash, pursuant to the Offer, any and all of the outstanding Notes. The Tender Payment for Notes tendered pursuant to the Offer shall be the price equal to (i) $1,000 per $1,000 principal amount of the Notes, plus (ii) accrued and unpaid interest up to, but not including, the Payment Date.

    Upon the terms and subject to the conditions of the Solicitation (including, if the Solicitation is extended or amended, the terms and conditions of any such extension or amendment), the Company is also soliciting Consents from Holders with respect to the Proposed Amendments. Holders who desire to tender their Notes pursuant to the Offer and receive the Tender Payment are required to consent to the Proposed Amendments, and the completion, execution and delivery of the Consent and Letter of Transmittal by a Holder in connection with the tender of Notes held by such Holder will constitute the consent of the tendering Holder to the Proposed Amendments with respect to such Notes; HOWEVER, IF THE CURRENT HOLDER OF SUCH NOTES IS NOT THE RECORD HOLDER, THE CURRENT HOLDER MUST OBTAIN A CONSENT PROXY PROPERLY EXECUTED BY SUCH RECORD HOLDER AND DELIVER SUCH CONSENT PROXY TOGETHER WITH THE CONSENT AND LETTER OF TRANSMITTAL.

    The valid withdrawal of a Holder's Notes prior to the execution of the Supplemental Indenture will constitute the concurrent valid revocation of such Holder's Consent. A Holder who validly withdraws previously tendered Notes will not receive the Tender Payment unless such Notes are re-tendered on or prior to the Expiration Date. A Holder may not validly revoke a Consent unless such Holder validly withdraws such Holder's previously tendered Notes. Tendered Notes may not be withdrawn after the Expiration Date and Consents may not be revoked after the execution of the Supplemental Indenture.

    All Notes validly tendered and not withdrawn will, upon the terms and subject to the conditions hereof (including the terms and conditions of any extension or amendment hereto), including the prior execution of a Supplemental Indenture, be accepted for payment by the Company on the Acceptance Date, and payments therefor will be made on the Payment Date. Each tendering Holder of Notes whose Notes are accepted for payment pursuant to the Offer will receive the same consideration therefor, per $1,000 principal amount thereof, as all other Holders of such Notes whose tenders thereof are so accepted.

    The Company and the Trustee intend to execute a supplemental indenture (the "Supplemental Indenture") to the Indenture providing for the Proposed Amendments. The Company intends to cause the execution of the Supplemental Indenture in respect of the Notes after the receipt of Consents from the holders of a majority of the outstanding principal amount of the Notes (the "Requisite Consents"). Although the Supplemental Indenture containing the Proposed Amendments will be executed by the Company and the Trustee following the receipt of the Requisite Consents (on or prior to the Expiration Date) and will become binding upon its execution (regardless of subsequent withdrawal of Notes), the Proposed Amendments by their terms do not become effective or effect any change in the operating provisions of the Indenture unless the Company accepts for payment, and pays for, all Notes validly tendered (and not withdrawn) pursuant to the Offer. In such event, the Proposed Amendments will be deemed effective immediately prior to such acceptance for payment, and the Company shall thereafter be obligated to make all payments for Notes so accepted on the Payment Date.

    If the Requisite Consents are received and the Proposed Amendments have become effective, the Proposed Amendments will be binding on all non-tendering Holders of Notes. Therefore, consummation of the Offer and adoption of the Proposed Amendments may have adverse consequences for Holders who elect not to tender in the Offer. See Sections 2 and 5.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM TENDER CONDITION, THE CONSENT CONDITION, THE ASSET SALE CONDITION AND THE BANK FACILITY REPAYMENT CONDITION. See Section 11 which describes the foregoing conditions and sets forth all conditions to the Offer. If any condition to the Company's obligation to accept for payment and purchase Notes under the Offer is not satisfied on or prior to the Expiration Date, the Company reserves the right (but shall not be obligated), subject to applicable law, to
(i) decline to purchase the Notes tendered and terminate the Offer, (ii) waive such unsatisfied condition and purchase all Notes which are validly tendered (and not withdrawn), (iii) extend the Offer and, subject to the possible right of Holders to withdraw Notes as provided in Section 9, retain the Notes which have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer. In the event that the Company terminates the Offer, it will give prompt notice thereof to the Depositary, and all Notes previously tendered and not accepted for payment will be returned promptly to the tendering Holders. In the event that the Offer and the Consent Solicitation are withdrawn or otherwise not completed, the Tender Payment will not be paid or become payable to Holders who have validly tendered their Notes and delivered Consents in connection with the Offer and Consent Solicitation.

    The Company expressly reserves its right, at any time or from time to time, regardless of whether or not any of the events set forth in Section 11 shall have occurred or shall have been determined by the Company to have occurred, subject to applicable law, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any of the Notes, by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. The rights reserved by the Company in this paragraph are in addition to the Company's rights to terminate the Offer described in Section 11. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

    If the Company extends the Offer, or if, for any reason, the acceptance for payment of, or the payment for, Notes is delayed or if the Company is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Notes on behalf of the Company, and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described in Section 9. However, the ability of the Company to delay the payment for Notes which the Company has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of a tender offer.

    If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of such Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law. If the Solicitation is amended on or prior to the Expiration Date in a manner determined by the Company to constitute a material change to Holders of the Notes, the Company will promptly disclose such amendment and, if necessary, extend the Solicitation for a period deemed by the Company to be adequate to permit Holders of the Notes to deliver or revoke their Consents. See Section 9.

    2.  CERTAIN OFFER AND SOLICITATION MATTERS.

    EFFECTS OF THE PROPOSED AMENDMENTS. Notes not purchased pursuant to the Offer will remain outstanding. If the Proposed Amendments to the Indenture become operative:

    (i) a substantial number of the covenants contained in the Indenture will be eliminated (or, in certain cases, amended); and

    (ii) certain "events of default" will be eliminated.

As a result of the consummation of the Asset Sale Transaction, all Note Guarantees (as defined in the Indenture) executed by subsidiaries of the Company that are being sold as part of the Asset Sale Transaction (as defined herein) will be eliminated. Following consummation of the Asset Sale Transaction, the only remaining Note Guarantor (as defined in the Indenture) will be Dialog Holdings Limited.

    As a result, after the consummation of the Offer, non-tendering Holders thereof will no longer be entitled to the benefit of (or, in the case of amendments, the same benefit under) such provisions. The elimination (or, in certain cases, amendment) of these covenants and events of default may permit the Company to take actions that could increase the credit risks faced by Holders with respect to the Company, adversely affect the market price of the remaining Notes or otherwise be adverse to the interest of Holders. The elimination of the Note Guarantees prevents Holders from having recourse to the assets of the Note Guarantors and could adversely affect the market price of the remaining Notes. See Section 5. The Proposed Amendments will not relieve the Company of its obligations to make payments of principal and interest on Notes not purchased pursuant to the Offer.

    LIMITED TRADING MARKET. The Notes are listed on the London Stock Exchange but are not listed on any other national or regional securities exchange nor reported on a national quotation system. To the extent Notes are tendered and accepted in the Offer, the existing trading markets for the remaining Notes will become even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not tendered or not purchased may be affected adversely to the extent that the number of Notes tendered and purchased pursuant to the Offer reduces the float. The reduced float may also tend to make the trading price more volatile. Holders of unpurchased Notes may attempt to obtain quotations for Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following the Offer. The extent of the public market for the Notes following consummation of the Offer would depend upon the number of Holders remaining at such time, the interest in maintaining a market in the Notes on the part of securities firms and other factors. See Section 6.

    Under the Indenture as currently in effect, the Company is obligated to file with the Commission such reports as would be required if the Company were subject to the reporting obligations of Sections 13 or 15 of the Exchange Act and to mail copies thereof to Holders. If the Proposed Amendments become operative, the Company no longer will be obligated by the Indenture to file such reports or to mail copies thereof to Holders. However, the Company is currently and will continue to be subject to the informational requirements under the Exchange Act because its outstanding ADSs are listed on the Nasdaq National Market System and, in accordance therewith, files and will continue to file reports and other information with the Commission for so long as it is subject to such requirements under the Exchange Act.

    CERTAIN TERMS OF THE NOTES. The Notes were issued on November 10, 1997, in an original aggregate principal amount of $180 million, all of which was outstanding as of March 24, 2000. The Notes are redeemable at the option of the Company on or after November 15, 2002, in accordance with the terms of the Notes and the Indenture. If the Company were to redeem the Notes in the twelve-month period commencing on November 15, 2002, the redemption price to be paid would be 105.500% of the principal amount thereof, declining to 101.375% of the principal amount thereof if redeemed during the twelve-month period commencing
November 15, 2005, and declining to 100% of the principal amount thereof if redeemed on or after November 15, 2006 (in each case, together with accrued and unpaid interest to the redemption date).

    Additionally, the Company may effect a contractual defeasance of its obligations under the Indenture if the Company irrevocably deposits funds or certain governmental securities in trust, in accordance with the terms of the Indenture, sufficient to pay principal of and interest on the outstanding Notes to maturity or redemption, as the case may be, and subject to certain other conditions.

    The summary of the terms of the Notes described above is qualified in its entirety by reference to the full and complete terms contained in the Indenture (including the form of the Notes attached thereto), copies of which are available upon request without charge from the Information Agent.

    3. PURPOSE OF THE OFFER AND THE SOLICITATION. The principal purpose of the Offer and the Solicitation is to permit the consummation of the Asset Sale Transaction. Upon consummation of the Offer and the Solicitation is a condition precedent to the Asset Sale Transaction. See Section 4.

    From time to time in the future, the Company may acquire Notes, if any, which remain outstanding whether or not the Offer is consummated through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. Alternatively, pursuant to the provisions of the Notes and the Indenture, the Company may choose to redeem or contractually defease the Notes.

    4.  CERTAIN INFORMATION CONCERNING THE COMPANY.

    THE COMPANY. The Dialog Corporation plc is currently a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market and currently conducts its operations through three divisions:
Information Services; Web Solutions; and eCommerce.

        INFORMATION SERVICES DIVISION. The Information Services Division ("ISD") is a leading provider of online information services. ISD's brands include the Dialog, Profound and DataStar ranges of Internet and intranet-based products and services, providing instantaneous access to over nine terabytes, or more than six billion pages, of essential information.

        WEB SOLUTIONS DIVISION. The Web Solutions Division provides technology-based solutions for information retrieval and knowledge management in order to help people deal with ever-increasing volumes and types of internal and external information.

        ECOMMERCE DIVISION. The eCommerce Division leverages its skills and technologies in the arena of eCommerce through its Sparza and OfficeShopper brands. The Sparza suite of eCommerce software products helps businesses optimize their supply chains. OfficeShopper is a fully integrated online shop for discounted office products.

    The operations for the Information Services Division are concentrated in the United States whereas the Web Solutions and eCommerce Divisions have their principal operations in the U.K.

    The Dialog Corporation's executive offices are located at The Dialog Corporation plc, The Communications Building, 48 Leicester Square, London, WC2H 7DB, England and the telephone number is +44 171 930 6900.

    THE ASSET SALE TRANSACTION. On March 23, 2000, the Company entered into an agreement (the "Sale Agreement") with The Thomson Corporation (together with any of its Subsidiaries that is a "Nominated Purchaser" under the Sale Agreement, the "Purchaser"), pursuant to which the Company has agreed to sell, and the Purchaser has agreed to buy, subject to certain conditions set forth therein, substantially all of the assets of the ISD, including certain U.S. and non-U.S. subsidiaries of the Company and certain of the Company's assets (collectively, the "ISD Business"). As consideration for the ISD Business, the Purchaser will pay cash in the amount of $115 million, adjusted at closing for changes in working capital from December 31, 1999 and reduced by the amount of overdue royalty payments owing at closing by the Company and its Subsidiaries to the Seller and its Subsidiaries. The Purchaser will also be obligated to cause The Dialog Corporation, a wholly-owned subsidiary of the Company being sold to the Purchaser as part of the ISD Business, to repay its indebtedness to the Company in the amount of $160,000,000.

    The ISD Business will include trademarks, brand names, licenses, customer lists, employees, and technologies relating to the ISD Business. In addition to the Dialog products and services included in the ISD Business, the Purchaser will acquire the "Dialog" name and the Company will rename itself Bright

Station plc (the Company, after the effective date of the Asset Sale Transaction, being "Bright Station"). Bright Station will retain the Company's Web Solutions Division ("WSD"), eCommerce Division and interests in Teltech Resource Network Corporation, Zawya.com Limited and the London Financial News. As part of the Company's WSD, Bright Station will retain the Company's InfoSort Version 5 software, together with related products, user interfaces and techniques that the Company considers proprietary and used in, and in relation to, the ISD Business prior to the effective date of the Asset Sale Transaction (collectively, the "InfoSort Software").

    As part of the Asset Sale Transaction, the Company will grant to the Purchaser a non-exclusive, non-transferable, perpetual, royalty-free and worldwide license (the "InfoSort License", together with the sale and purchase of the ISD Business, the "Asset Sale Transaction") of the InfoSort Software, as well as upgrades and new versions of the InfoSort Software. The Company will deposit the InfoSort Software source code with NCC Escrow International Limited or other mutually agreed escrow agent. The Purchaser will pay Bright Station an annual maintenance fee of $500,000 for the updating and maintenance of the InfoSort Software for a period of not less than three years. The parties have agreed to negotiate a royalty fee for the use of any other WSD software incorporated into new products in the ISD Business developed by the Purchaser after the close of the transaction.

    The Asset Sale Transaction is subject to (i) the satisfaction of the Consent Condition (as defined herein), (ii) the execution of the Supplemental Indenture by the Trustee, (iii) the satisfaction of the Minimum Tender Condition (as defined herein), (iv) the Bank Facility Repayment Condition (defined herein),
(v) the London Stock Exchange agreeing to admit the shares of Bright Station to listing, (vi) no transfer of any intellectual property rights from any Subsidiary of the Company to the Company having occurred, and (vii) the receipt of all regulatory approvals and consents, including the expiration or termination of any waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the receipt of approval from the German Federal Cartel Office for the acquisition of The Dialog Corporation GmbH on terms reasonably satisfactory to the Purchaser or expiry of all relevant waiting periods. The Asset Sale Transaction also is subject to a number of other conditions, including approval of the transaction by the Company's shareholders. Additionally, the Purchaser may terminate the Sale Agreement upon the occurrence of any material breach by the Company of any of its representations, warranties and obligations under the Sale Agreement.

    The Company intends to purchase the Notes with a portion of the net proceeds from the Asset Sale Transaction.

    INVESTMENTS IN THE COMPANY--PURCHASER. Following the completion of the Asset Sale Transaction, Purchaser will acquire 9,297,290 ordinary shares of 1p each of Bright Station (as defined below), for the aggregate cash consideration of L15,851,879.

    JIYU'S SUBSCRIPTION. Following the completion of the Asset Sale Transaction, Jiyu Holdings has agreed to subscribe for 7,038,123 new ordinary shares at a price of 170.5p per share. The aggregate cash consideration is L12 million, accounting for 3.7% of the Company's ordinary share capital on a fully diluted basis. Jiyu Holdings has global interests in a variety of industries including the technology sector.

    THE REPAYMENT OF THE BANK CREDIT FACILITY. The Company has agreed to repay all of its obligations, including the payment of any unpaid and accrued interest under and in respect of the Facility Agreement dated as of October 17, 1997 (as amended, supplemented or otherwise modified, the "Facility Agreement"), among the Company and the Companies (as defined therein), as Borrowers, Chase Manhattan plc, as Arranger, ABN Amro Bank, as Joint Arranger, NM Rothschild & Sons Limited, as Co-Arranger, Chase Manhattan International Limited, as Facility Agent and the Financial Institutions named therein. The Company currently is not in compliance with certain covenants under the Facility Agreement and will not be able to meet financial covenants at the next compliance date. In anticipation of repayment from the proceeds of the Asset Sale Transaction, the Banks have heretofore agreed to waive, on a temporary basis, any Event of Default of which they are aware at the date of this Offer. In addition, the Banks have conditionally agreed to waive all exit and utilization fees under the Facility Agreement if the Sale Agreement is consummated and the principal and interest outstanding under the Facility Agreement are paid in full by May 9, 2000. Among other things, the waiver described in the preceding sentence is conditioned upon the satisfaction of the Minimum Tender Condition, at a price not greater than $1,000 per $1,000 principal amount of the Notes. However, the Facility Agreement provides that, so long as an Event of Default has occurred and is continuing, Banks holding a majority in interest thereunder can accelerate and declare payable all amounts outstanding thereunder. On May 9, 2000, a principal payment in the amount of approximately $10.9 million is due and payable. In the event that this Offer and Solicitation is unsuccessful and the Asset Sale Transaction is not consummated, the Company will not be able to make such payment. THEREFORE, IF THE ASSET SALE TRANSACTION IS NOT CONSUMMATED PRIOR TO MAY 9, 2000, THERE IS A LIKELIHOOD THAT THE COMPANY WILL NOT HAVE SUFFICIENT CASH OR OTHER RESOURCES TO REPAY AMOUNTS DUE AND OWING UNDER THE FACILITY AGREEMENT, AND MAY NEED TO SEEK PROTECTION UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE, AND POSSIBLY ADOPT A FORMAL PROCEDURE IN THE U.K. PURSUANT TO THE INSOLVENCY ACT 1986.

    PROFESSIONAL FEES. The Company's former financial advisors, Salomon Smith Barney and The Chase Manhattan Bank, have respectively agreed to waive and substantially reduce certain mergers and acquisitions fees which they assert they are entitled to in connection with the Asset Sale Transaction. In addition, Wasserstein Perella & Co., Inc., in its capacity as Dealer Manager of this Offer, has agreed to waive its right to the success fee which it is entitled to under the terms of its engagement agreement with the Company.

    Upon commencement of a Chapter 11 bankruptcy, the U.S. bankruptcy court would impose an "automatic stay" prohibiting creditors from taking any action to enforce their contractual rights and remedies independently from the court process. In a Chapter 11 bankruptcy, the Company would be afforded increased flexibility in restructuring its debt, including the ability to sell assets free and clear of any claims or liens and to satisfy the Notes without premium and without further recourse on the part of the Holders. The value of the assets of the Company may deteriorate in connection with a Chapter 11 bankruptcy. If the Company elected to sell its assets in a Chapter 11 bankruptcy, it is possible that the sale price may be less than that contemplated in the Asset Sale Transaction. In such event, given the priority of the Senior Indebtedness over the Notes, any sale proceeds available following repayment of the Senior Indebtedness would be reduced. In addition, additional unsecured claims would likely be asserted against the Company in any Chapter 11 case, thereby diluting the percentage recovery available for Holders.

    5. PROPOSED AMENDMENTS TO THE INDENTURE. The Proposed Amendments to the Indenture are set forth in Appendix A to this Statement. Appendix A should be read in its entirety and the following summary is qualified in its entirety by reference to Appendix A, the form of the Supplemental Indenture and the Indenture. The Proposed Amendments would, among other things,

    (i) delete the following covenants from the Indenture:

       - Limitation on Indebtedness

       - Limitation on Restricted Payments

       - Limitation on Restrictions on Distributions from Restricted
         Subsidiaries

       - Limitation on Sales of Assets and Subsidiary Stock

       - Limitation on Transactions with Affiliates

       - Change of Control

       - Limitation on Liens

       - Future Note Guarantors

       - Limitation on Lines of Business

       - Limitation on Sale/Leaseback Transactions

       - Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

    (ii) amend the following covenants: and

       - When Company May Merge or Transfer Assets

       - Maintenance of Office or Agency; Reports to Holders

   (iii) amend the events of default section;

and make certain other changes in the Indenture of a technical or conforming nature. If the Proposed Amendments become operative, the restrictive covenants and other provisions of the Indenture will be substantially less restrictive, and afford substantially less protection to Holders, than those currently set forth in the Indenture.

    The Proposed Amendments will be contained in the Supplemental Indenture, which will be executed by the Company and the Trustee following the receipt of the Requisite Consents. The Proposed Amendments, by their terms, will not become effective or effect any change in the operating provisions of the Indenture unless the Company accepts for payment, all Notes that have been validly tendered (and not withdrawn) pursuant to the Offer. In such event, the Proposed Amendments will be deemed effective as of the time immediately prior to such acceptance for payment, and the Company shall thereafter be obligated to make all payments for Notes so accepted on the Payment Date. Thereafter, the Proposed Amendments will be binding on all remaining Holders of Notes. A Consent may not be revoked by any Holder at any time after the execution of the Supplemental Indenture, but if the Offer is terminated thereafter without any Notes having been accepted for payment, the Proposed Amendments with respect to such Notes will not become effective.

    The Company is seeking Consents to all the Proposed Amendments as a single proposal. Accordingly, a Consent purporting to consent to only some of the Proposed Amendments will not be valid. Pursuant to the terms of the Indenture, the Proposed Amendments require the Written Consent of the Holders on the Record Date of a majority in principal amount of the outstanding Notes. Consequently, the Company intends to cause the execution of the Supplemental Indenture in respect of the Notes after the receipt of Consents from a majority of the outstanding principal amount of the Notes.

    THE COMPLETION, EXECUTION AND DELIVERY OF A CONSENT AND LETTER OF TRANSMITTAL BY A HOLDER IN CONNECTION WITH THE TENDER OF NOTES OF SUCH HOLDER WILL CONSTITUTE THE CONSENT OF SUCH TENDERING HOLDER TO THE PROPOSED AMENDMENTS WITH RESPECT TO SUCH NOTES; PROVIDED, HOWEVER, THAT A CURRENT HOLDER OF NOTES MUST PROVIDE A CONSENT PROXY EXECUTED BY THE RECORD HOLDER OF SUCH NOTES IF SUCH CURRENT HOLDER IS NOT THE RECORD HOLDER. HOLDERS WHO TENDER NOTES IN THE OFFER ARE OBLIGATED TO CONSENT TO THE PROPOSED AMENDMENTS.

    The valid withdrawal of a Holder's Notes prior to the execution of the Supplemental Indenture will constitute the concurrent valid revocation of such Holder's Consent. A Holder who validly withdraws previously tendered Notes will not receive the Tender Payment. A Holder may not validly revoke a Consent unless such Holder validly withdraws such Holder's previously tendered Notes. Tendered Notes may not be withdrawn after the Expiration Date, and Consents may not be revoked after the execution of the Supplemental Indenture.

    Upon receipt of the Requisite Consents with respect to the Proposed Amendments and execution of the Supplemental Indenture, the Consent Condition with respect to the Notes will be deemed satisfied. See Section 11.

    6. MARKET AND TRADING INFORMATION. The Notes are listed on the London Stock Exchange but are not listed on any other national or regional securities exchange or reported on a national quotation system. To the extent that Notes are traded, prices of such Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. In addition, quotations for Notes that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders of Notes are urged to contact their brokers to obtain the best available information as to current market prices.

    Depending on, among other things, the amount of Notes outstanding after the Offer, the liquidity, market value and price volatility of such Notes may be adversely affected by the consummation of the Offer. To the extent a market continues to exist for the Notes after the Offer, such Notes may trade at a discount compared to present trading prices depending on prevailing interest rates, the market for securities with similar credit features, the performance of the Company and other factors. There is no assurance that an active market in the Notes will exist and no assurance as to the prices at which any Notes may trade.

    7. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, including the prior execution of the Supplemental Indenture, the Company will purchase, by accepting for payment, and will pay for, all Notes validly tendered (or defectively tendered Notes with respect to which the Company has waived such defect) (and not withdrawn) pursuant to the Offer, such payment to be made on the Payment Date. The Company expressly reserves the right, in the Company's sole discretion, to delay acceptance for payment of, or payment for, the Notes (subject to Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of a tender offer) if any of the conditions of the Offer shall not have been satisfied or validly waived or in order to comply, in whole or in part, with any applicable law. See Section 11. In all cases, payments for Notes tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Notes or confirmation of a book-entry transfer of such Notes into the Depositary's account at a Book-Entry Transfer Facility (as defined in Section 8) pursuant to the procedures set forth in Section 8, (ii) a properly completed and duly executed Consent and Letter of Transmittal from the Record Holder or from the Current Holder with a Consent Proxy from the Record Holder (or a facsimile thereof) and (iii) any other documents required by the Consent and Letter of Transmittal.

    For purposes of the Offer, validly tendered Notes (or defectively tendered Notes with respect to which the Company has waived such defect) will be deemed to have been accepted for payment, if, as and when the Company gives oral or written notice thereof to the Depositary. The Company will pay for Notes so accepted on the Payment Date by depositing the Tender Payment in immediately available funds with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to tendering Holders. Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. UNDER NO CIRCUMSTANCES WILL INTEREST ON ANY PAYMENTS BE PAID BY THE COMPANY BY REASON OF ANY DELAY IN MAKING SUCH PAYMENTS.

    For purposes of the Solicitation, Consents received by the Depositary will be deemed to have been accepted, if, as and when the Company gives written notice to the Trustee of the receipt by the Depositary of the Requisite Consents and the Supplemental Indenture is executed.

    It is a condition precedent to the Company's obligation to purchase Notes pursuant to the Offer that the Supplemental Indenture be executed. It is a condition subsequent to the effectiveness of the Proposed Amendments contained in the Supplemental Indenture that the Company accept for payment all Notes validly tendered (and not withdrawn) pursuant to the Offer.

    If any tendered Notes are not purchased pursuant to the Offer for any reason, such Notes not purchased will be returned, without expense, to the tendering Holder promptly (or, in the case of Notes tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, such Notes will be credited to the account maintained at such Book-Entry Transfer Facility from which such Notes were delivered) after the expiration or termination of the Offer.

    Holders who tender Notes will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Consent and Letter of Transmittal, transfer taxes on the purchase of Notes pursuant to the Offer.

    The Company reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer or prejudice the rights of tendering Holders to receive payments for Notes validly tendered and accepted for payment pursuant to the Offer.

    8. PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS. HOLDERS WILL NOT BE ENTITLED TO RECEIVE THE TENDER PAYMENT UNLESS ON OR BEFORE THE EXPIRATION DATE THEY BOTH TENDER THEIR NOTES PURSUANT TO THE OFFER AND DELIVER CONSENTS TO THE PROPOSED AMENDMENTS; PROVIDED, HOWEVER, THAT SUCH CONSENT MUST BE ACCOMPANIED BY A CONSENT PROXY EXECUTED BY THE RECORD HOLDER IF THE RECORD HOLDER IS NO LONGER THE CURRENT HOLDER. THE PROPER TENDER BY A HOLDER OF NOTES PURSUANT TO THE OFFER IN ACCORDANCE WITH THE PROCEDURES DESCRIBED BELOW WILL BE DEEMED TO CONSTITUTE (I) A TENDER OF THE NOTES AND (II) THE GIVING OF A CONSENT BY SUCH HOLDER WITH RESPECT TO THE FULL PRINCIPAL AMOUNT OF THE NOTES TENDERED. THE COMPANY IS NOT SOLICITING AND WILL NOT ACCEPT CONSENTS TO THE PROPOSED AMENDMENTS FROM HOLDERS WHO ARE NOT TENDERING THEIR NOTES PURSUANT TO THE OFFER. PAYMENT OF THE TENDER PAYMENT FOR NOTES VALIDLY TENDERED AND ACCEPTED FOR PAYMENT SHALL BE MADE ON THE PAYMENT DATE.

    TENDER OF NOTES AND DELIVERY OF CONSENTS. The tender by a Holder of Notes (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below (including an electronic tender through ATOP) will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth in this Statement, the Consent and Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery.

    The procedures by which Notes may be tendered and Consents may be given by beneficial owners that are not Holders will depend upon the manner in which the Notes are held.

    TENDER OF NOTES HELD IN PHYSICAL FORM. To validly tender Notes held in physical form pursuant to the Offer, a registered Holder should complete and sign the Consent and Letter of Transmittal (or a facsimile thereof) in accordance with the Instructions to the Consent and Letter of Transmittal, have the signature thereon guaranteed if required by Instruction 1 of the Consent and Letter of Transmittal and deliver it, together with any other documents required by the Instructions to the Consent and Letter of Transmittal, to the Depositary at its address set forth on the back cover page of this Statement and deliver certificates representing such Notes to the Depositary at such address. A Holder who desires to tender Notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose Notes are not immediately available must comply with the procedures for guaranteed delivery set forth below. The Consent and Letter of Transmittal and any certificates evidencing Notes tendered pursuant to the Offer should be sent to the Depositary only, not to the Company, the Information Agent, the Dealer Manager or the Trustee.

    The proper completion, execution and delivery of the Consent and Letter of Transmittal by a registered holder with respect to Notes will constitute the giving of a Consent by such Holder to the Proposed Amendments with respect to such Notes, and no separate Consent or proxy will be required.

    If the Notes are registered in the name of a person other than the signer of a Consent and Letter of Transmittal, then, in order to validly tender such Notes pursuant to the Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name or names of such registered Holder or Holders appear(s) on the Notes, with the signature(s) on the Notes or instruments of transfer guaranteed as provided below. In addition, such tender of Notes must be accompanied by a valid Consent or Consent Proxy of such registered Holder or Holders, since Notes may not be tendered without also delivering a Consent to the Proposed Amendments with respect to such Notes, and only registered Holders are entitled to deliver Consents to the Proposed Amendments.

    Notwithstanding any provisions contained in this Section 8, the execution and delivery of the Consent and Letter of Transmittal by a Current Holder who is not a Record Holder with respect to Notes will not constitute the giving of a Consent to the Proposed Amendments unless such Consent and Letter of Transmittal is accompanied by a Consent Proxy properly completed and executed by the Record Holder of such Notes.

    TENDER OF NOTES HELD THROUGH A CUSTODIAN. Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes and deliver a Consent and Letter of Transmittal should contact such registered Holder promptly and instruct such Holder to tender Notes and deliver a Consent and Letter of Transmittal on such beneficial owner's behalf. A Letter of Instructions is included in the solicitation materials provided along with this Statement which may be used by a beneficial owner in this process to instruct the registered Holder to tender Notes and deliver Consents.

    TENDER OF NOTES HELD THROUGH DTC. The Depositary and DTC have confirmed that the Offer and the Solicitation is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer Notes to the Depositary in accordance with DTC's ATOP procedures for transfer. In addition, DTC Participants may electronically deliver their Consent as part of their electronic transmission of their acceptance of the Offer. DTC will then send an Agent's Message to the Depositary.

    The term "Agent's Message" means a message transmitted by DTC, received by the Depositary and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering Notes which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Consent and Letter of Transmittal, and that the Company may enforce such agreement against such participant. In the case of an Agent's Message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the Depositary, which states that DTC has received an express acknowledgment from the participant in DTC tendering Notes that such participant has received and agrees to be bound by the Notice of Guaranteed Delivery.

    Pursuant to authority granted by DTC, any DTC participant which has Notes credited to its DTC account at any time (and thereby held of record by DTC's nominee) may directly provide a Consent to the Proposed Amendments as though it were the registered Holder by so completing, executing and delivering the Consent and Letter of Transmittal.

    BOOK-ENTRY DELIVERY PROCEDURES. Within two business days after the date hereof, the Depositary will establish an account with respect to the Notes at DTC (the "Book-Entry Transfer Facility") for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility systems may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. Timely book-entry delivery of Notes pursuant to the Offer, however, requires receipt of a confirmation (a "Book-Entry Confirmation") on or prior to the Expiration Date. In addition, although delivery of Notes may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Consent and Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees and any other required documents, must, in any case, be delivered or transmitted to and received by the Depositary at its address set forth on the back cover page of this Statement on or prior to the Expiration Date to receive payment for tendered Notes, or the guaranteed delivery procedures described below must be complied with. Tender of Notes will not be deemed validly made until such documents are received by the Depositary. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Signatures on a Consent and Letter of Transmittal must be guaranteed by a financial institution that is a member of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program, or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), unless the Notes tendered thereby are tendered (i) by a registered Holder of the Notes (or by a participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of such Notes) who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment of Issuance Instructions" on the Consent and Letter of Transmittal, or (ii) for the account of an Eligible Institution. See Instruction 1 of the Consent and Letter Transmittal. If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder, then the signatures on the Consent and Letter of Transmittal accompanying the tendered Notes must be guaranteed by an Eligible Institution as described above. See Instructions 1 and 5 of the Consent and Letter of Transmittal.

    GUARANTEED DELIVERY. If a Holder desires to tender Notes pursuant to the Offer and deliver a Consent pursuant to the Solicitation and time will not permit the Consent and Letter of Transmittal, certificates representing such Notes and all other required documents to reach the Depositary, or the procedures for book-entry transfer cannot be completed, in each case, on or prior to the Expiration Date, such Holder may nevertheless tender Notes and, if still timely, deliver a Consent if all the following conditions are satisfied:
(i) the tender is made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company herewith or an Agent's Message with respect to guaranteed delivery, is received by the Depositary on or prior to the Expiration Date, as provided below; and (iii) the certificates for the tendered Notes, in proper form for transfer (or a Book-Entry Confirmation, including by means of an Agent's Message, of the transfer of such Notes into the Depositary's account at a Book-Entry Transfer Facility as described above), together with a Consent and Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Instructions to the Consent and Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be sent by hand delivery, telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

    Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures, and the Tender Payment (including the payment of accrued interest on tendered Notes only to, but not including, the Payment Date) for Notes tendered pursuant to the guaranteed delivery procedures will be the same as that for Notes delivered to the Depositary on or prior to the Expiration Date, even if the Notes to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Notes is not made, until after the Payment Date.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent backup federal income tax withholding, each tendering Holder of Notes must provide the Depositary with such Holder's correct taxpayer identification number and certify that such Holder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Consent and Letter of Transmittal. See Section 12.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes or delivered Consents pursuant to any of the procedures described above will be determined by the Company, in the Company's sole discretion (whose determination shall be final and binding). The Company reserves the absolute right to reject any or all tenders of any Notes or deliveries of any Consents determined by it not to be in proper form or if the acceptance for payment of or payment for such Notes and Consents may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Notes or delivery with respect to a Consent of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Offer and the Solicitation (including the Consent and Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Company, the Depositary, the Dealer Manager, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the tendering Holder will be entitled to the applicable payments.

    OTHER MATTERS. Notwithstanding any other provision hereof, payment for Notes tendered and accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of
(i) certificate(s) representing such Notes (or a Book-Entry Confirmation, including by means of an Agent's Message, of the transfer of such Notes into the Depositary's account at a Book-Entry Transfer Facility as described above),
(ii) a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) with respect to such Notes, with any required signature guarantees and (iii) any other documents required by the Consent and Letter of Transmittal.

    THE METHOD OF DELIVERY OF NOTES AND THE CONSENT AND LETTER OF TRANSMITTAL, ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY AND ANY ACCEPTANCE OR AGENT'S MESSAGE TRANSMITTED THROUGH ATOP, IS AT THE ELECTION AND RISK OF THE HOLDER TENDERING NOTES AND DELIVERING THE CONSENT AND LETTER OF TRANSMITTAL AND, EXCEPT AS OTHERWISE PROVIDED IN THE CONSENT AND LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF SUCH DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY ON OR PRIOR TO SUCH DATE.

    9. WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS. Tenders of Notes may be withdrawn at any time on or prior to the Expiration Date and at any time thereafter, if the Offer is terminated without any Notes being purchased thereunder. A valid withdrawal of tendered Notes on or prior to the Expiration Date and prior to the execution of the Supplemental Indenture shall be deemed a revocation of the related Consent. A Consent may be revoked at any time prior to the execution of the Supplemental Indenture, but a valid revocation of a Consent will result in a withdrawal of a tender of the Notes. Consents may not be revoked after the execution of the Supplemental Indenture, but if the Offer with respect to the Notes is terminated thereafter without any Notes having been purchased, the Proposed Amendments will not become effective.

    For a withdrawal of a tender of Notes or a revocation of a Consent to be effective, a written, telegraphic or facsimile transmission notice of withdrawal or revocation or a "Request Message" (as defined below) must be timely received by the Depositary at its address set forth on the back cover page of this Statement. Any such notice of withdrawal or revocation must (i) specify the name of the person who tendered the Notes to be withdrawn or to which the revocation of a Consent relates, (ii) contain the description of the Notes to be withdrawn or to which the revocation of a Consent relates and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such

Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on the Consent and Letter of Transmittal by which such Notes were tendered and the related Consent was given (including any required signature guarantees) or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Notes in the name of the person withdrawing such Notes and/or revoking such related Consent and (y) a properly completed irrevocable proxy that authorizes such person to effect such revocation on behalf of such Holder. In lieu of submitting a written, telegraphic or facsimile transmission notice of withdrawal or revocation, DTC participants may electronically transmit a request for withdrawal or revocation to DTC. DTC will then edit the request and send a Request Message to the Depositary. The term "Request Message" means a message transmitted by DTC and received by the Depositary, which states that DTC has received a request for withdrawal or revocation from a DTC participant and identifies the Notes to which such request relates. If the Notes to be withdrawn, or with respect to which Consents are to be revoked, have been delivered or otherwise identified to the Depositary, a properly completed and presented notice of withdrawal or revocation or a Request Message is effective immediately upon receipt thereof even if physical release is not yet effected. A withdrawal of Notes or a revocation of Consents can only be accomplished in accordance with the foregoing procedures.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal or revocation, including a Request Message, will be determined by the Company, in the Company's sole discretion (whose determination will be final and binding). None of the Company, the Depositary, the Dealer Manager, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation or Request Message or incur any liability for failure to give any such notification.

    Any Notes properly withdrawn, or with respect to which a Consent has been properly revoked, will be deemed to be not validly tendered for purposes of the Offer. Withdrawn Notes may be re-tendered by following one of the procedures described in Section 8 at any time on or prior to the Expiration Date.

    10. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by the Company to purchase all of the Notes pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $190,000,000 (assuming 100% of the outstanding principal amount of Notes are tendered and accepted for payment).

    The Company plans to obtain the necessary funds for the purchase of the Notes pursuant to the Offer and the payment of related fees and expenses from a portion of the net proceeds of the Asset Sale Transaction.

    11. CONDITIONS TO THE OFFER. Notwithstanding other provisions of the Offer and in addition to (and not in limitation of) the Company's rights to extend and amend the Offer with respect to any or all of the Notes at any time in its sole discretion, the Company shall not be required to accept for payment or pay for, and may delay the acceptance for payment of, or payment for, any tendered Notes, in each event subject to Rule 14e-1(c) under the Exchange Act, and may terminate the Offer, if any of the Minimum Tender Condition, the Consent Condition, the Asset Sale Condition, the Bank Facility Repayment Condition, or the General Conditions (each as defined below) shall not have been satisfied with respect to the Offer.

    The "Minimum Tender Condition" shall mean at least 95% of the outstanding principal amount of the Notes being validly tendered and not withdrawn on or prior to the Expiration Date.

    The "Consent Condition" shall mean receipt of the Requisite Consents from the Holders of the Notes with respect to the Proposed Amendments and execution of the Supplemental Indenture providing for the Proposed Amendments. See Cover Page and Sections 1 and 5.

    The "Asset Sale Condition" shall mean the consummation of the Asset Sale Transaction as described in Section 4 herein. The Asset Sale Transaction is subject to certain conditions. See Section 4.

    The "Bank Facility Repayment Condition" shall mean the repayment of all obligations of the Company, including the payment of any unpaid and accrued interest and fees, to the extent such fees are not waived, under and in respect of the Facility Agreement. See Cover Page and Section 4.

    The "General Conditions" shall mean the conditions set forth below in paragraphs (a) through (d). The General Conditions shall be deemed to have been satisfied unless any of the following conditions shall occur on or after the date of this Statement and prior to the acceptance for payment of any Notes tendered pursuant to the Offer:

        (a) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities in the securities or financial markets of the United States or Europe, (ii) a significant change in the price of the Notes or any publicly traded securities of the Company or any of its affiliates in United States or European securities or financial markets, which is adverse to the Company, (iii) a material impairment in the trading market for debt securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Europe (whether or not mandatory), (v) any limitation by any governmental authority on the extension of credit by banks or other lending institutions in the United States or Europe, (vi) a commencement of a war, armed hostilities or other national or international crisis involving the United States or Europe, or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof; or

        (b) there exists an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of, or materially impair the contemplated benefits to the Company, or any of its affiliates, of the Offer or the Solicitation; or

        (c) there shall have been instituted or threatened or be pending any action or proceeding before or by any court, governmental regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer or the Solicitation, that is, or is reasonably likely to be, in the sole judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company or any of its affiliates; or

        (d) the Trustee shall have taken any action, or failed to take any action, which action or failure could, in the sole judgment of the Company, adversely affect the consummation of the Offer or the Trustee's or the Company's ability to effect the Proposed Amendments, or shall have taken any action that challenges the validity or effectiveness of, or shall have objected in any respect to, the procedures used by the Company in soliciting the Consents (including the form thereof) or in making the Offer or the Solicitation, the acceptance of the Notes and the Consents or the making of payments for the Notes and the Consents.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted any time and from time to time.

    12. CERTAIN U.K. TAX CONSIDERATIONS. The following is a general summary of certain of the anticipated U.K. tax consequences of the acceptance of the Offer. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant. Holders of Notes are advised to consult their tax advisers as to the U.K. or other tax consequences of accepting the Offer.

    The summary relates only to holders of Notes who are the absolute beneficial owners of those Notes and who hold those Notes as capital assets (and not as dealers in securities).

    SALE OF NOTES PURSUANT TO THE OFFER: Companies within the charge to U.K. corporate tax (other than authorized unit trusts) should treat the consideration received for their Notes in accordance with an accounting method "authorized" for the purposes of the taxation of loan relationships.

    Other holders of Notes who are resident for U.K. tax purposes in the United Kingdom or who carry on in the United Kingdom a trade through a branch or agency to which the Notes are attributable will generally be liable to U.K. income tax on that part of the consideration received for their Notes that consists of interest. Acceptance of the Offer by such holder in respect of Notes denominated in currencies other than U.K. pounds sterling may also give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax (calculated by comparing U.K. pounds sterling values at acquisition and at acceptance of the Offer). No such gain or loss, however, will arise in respect of Notes denominated in U.K. pounds sterling.

    Companies that are not within the charge to U.K. corporation tax and Holders of Notes who are not resident for U.K. tax purposes in the United Kingdom or who do not carry on in the United Kingdom a trade through a branch or agency to which the Notes are attributable will not generally be subject to any U.K. tax consequences in respect of the sale of the Notes. In limited circumstances a U.K. non-resident Holder who has been resident in the U.K. and held Notes during such period of U.K. residence may become liable to U.K. capital gains tax on their return to the U.K. following a disposal of the Notes.

    RETENTION OF NOTES; ADOPTION OF PROPOSED AMENDMENTS: In the event that the Notes cease to be listed on a recognised stock exchange, they will no longer qualify as a "quoted Eurobond". In such circumstances payments of interest on the Notes are likely to become subject to deduction of United Kingdom income tax (currently at 20%) subject to the availability of any reliefs including in particular claims under the terms of an applicable double taxation treaty. To the extent this Offer is consummated, it is likely the Company will apply to cancel the listing on the London Stock Exchange.

    In the case of a U.K. resident Holder or a Holder who carries on a trade in the U.K. through a branch or agency to which the Notes are attributable, who does not tender its Notes pursuant to the Offer, the Adoption of the Proposed Amendments should be regarded as a variation of the terms of the Note with no deemed exchange or disposal of the Notes. However, were the U.K. Inland Revenue to regard the Proposed Amendments as a change to the fundamental terms of the Notes they may regard the Proposed Amendments as constituting an exchange of the Notes for new notes. The precise consequences of this would depend upon circumstances of the Holder and the form in which they currently hold their Notes.

    ANY HOLDER WHO HAS ANY DOUBT AS TO THEIR POSITION IS RECOMMENDED TO CONSULT THEIR TAX ADVISERS ON THE TAX CONSEQUENCES TO THEM OF THE OFFER AND SOLICITATION.

    13. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS. The following is a general summary of certain anticipated United States federal income tax consequences to a Holder upon
(i) the sale of Notes to the Company pursuant to the Offer and (ii) the retention of Notes and the adoption of the Proposed Amendments. This summary is based upon current provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), applicable United States Treasury regulations promulgated thereunder, judicial authority and current Internal Revenue Service ("IRS") rulings and practice, all of which are subject to amendment or change, possibly on a retroactive basis. The tax treatment of a Holder of Notes may vary depending upon such Holder's particular situation, and certain Holders (including insurance companies, tax-exempt organizations, financial institutions, brokers, dealers, nonresident aliens, foreign corporations, foreign partnerships or foreign estates or any foreign trust other than a trust over which a court within the United States is able to exercise primary supervision and one or more United States fiduciaries have authority to control all substantial decisions) might be subject to special rules not discussed below. This discussion is directed to Holders who are United States persons and assumes that Notes are held as capital assets. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations.

    As used herein, the term "United States Holder" means a beneficial owner of a Note that, for United States federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or
(v) a former citizen or long-term resident of the United States meeting certain qualifications.

    EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING FEDERAL, STATE, LOCAL, FOREIGN AND ANY OTHER TAX CONSEQUENCES OF TENDERING THE NOTES PURSUANT TO THE OFFER OR RETAINING THE NOTES AND THE ADOPTION OF THE PROPOSED AMENDMENTS, ESPECIALLY IN LIGHT OF THE HOLDER'S PARTICULAR CIRCUMSTANCES.

    This summary is based in part on United States Treasury regulations concerning the United States federal income tax treatment of modifications of debt instruments (the "Regulations"). The Regulations are effective for modifications occurring on or after September 24, 1996 and, therefore, will apply to the Proposed Amendments.

    SALE OF NOTES PURSUANT TO THE OFFER. In general, a Holder who receives cash in exchange for Notes pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference between
(i) the amount of cash received (other than cash attributable to accrued interest, which will be taxable as ordinary income) in exchange for such Notes and (ii) such Holder's adjusted tax basis in such Notes at the time of the sale. A Holder's adjusted tax basis for Notes generally will be the price such Holder paid for the Notes, increased by market discount, if any, to the extent such market discount was previously included in income by the Holder, and reduced (but not below zero) by amortized bond premium, if any, and any payments received by the Holder on the Notes other than interest payments.

    Any gain or loss recognized on a sale of a Note pursuant to the Offer generally will be capital gain or loss and will be long-term capital gain or loss if the Holder has held the Note for more than one year at the time of sale. For certain noncorporate taxpayers (including individuals), the rate of taxation of capital gains will depend upon (i) the taxpayer's holding period in the capital assets (with a preferential rate available for capital assets held for more than one year) and (ii) the taxpayer's marginal tax rate for ordinary income. The deductibility of capital losses is subject to limitations. A Holder who has acquired a Note with market discount generally will be required to treat a portion of any gain on a sale of the Note as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount previously reported as ordinary income.

    In general, market discount is the excess, if any, of the "stated redemption price at maturity" of a Note over the United States Holder's tax basis therein immediately after the acquisition of the Note (unless the amount of such excess is less than a specified DE MINIMIS amount, in which case market discount is considered to be zero).

    RETENTION OF NOTES; ADOPTION OF PROPOSED AMENDMENTS. In the case of a Holder who does not tender its Notes pursuant to the Offer, the adoption of the Proposed Amendments would not cause a deemed exchange of the Notes under the Regulations unless the Proposed Amendments were considered to constitute a "significant modification" to the terms of the Notes under the applicable Treasury regulations. A modification that adds, deletes, or alters customary accounting or financial covenants is not a significant modification. If the Proposed Amendments were to cause a deemed exchange of the Notes for federal income tax purposes, a Holder who does not tender its Notes pursuant to the Offer should not recognize gain or loss on such deemed exchange since such deemed exchange should qualify as a tax-free recapitalization. There can be no assurance, however, that the IRS will not take a contrary view. If an exchange were deemed to have occurred and such exchange did not qualify as a recapitalization, a Holder would recognize gain or loss on such exchange and would have a new holding period for the Notes.

    NON-U.S. HOLDERS. In general, subject to the discussion below of special rules that may apply to certain Non-U.S. Holders and the discussion below of backup withholding, (a) payments of principal, interest and any additional amounts with respect thereto by The Dialog Corporation plc, or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal income tax; (b) gain realized by a Non-U.S. Holder on the sale, exchange, redemption, retirement or other disposition of the Notes is not subject to U.S. federal income tax or withholding tax; and (c) the Notes are not subject to U.S. federal estate tax, if beneficially owned by an individual who was a Non-U.S. Holder at the time of his death. Special rules may apply in the case of Non-U.S. Holders (i) that are engaged in a U.S. trade or business; (ii) that are former citizens or long-term residents of the U.S., "controlled foreign corporations", "foreign personal holding companies", corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Code; or (iii) certain non-resident alien individuals who are present in the U.S. for 183 days or more during a taxable year. Such persons are urged to consult their U.S. tax advisers before purchasing Notes.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. In general, backup withholding and information reporting requirements will apply to the payment of the gross proceeds of the Offer to the Holders of Notes. Federal income tax law requires that certain Holders whose Notes are tendered and accepted for payment must provide the Depositary (as payor) with such Holder's correct taxpayer identification number ("TIN") which, in the case of an individual, is his or her social security number, and certain other information, or otherwise establish a basis for exemption from backup withholding. Exempt Holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and information reporting requirements.

    If the Depositary is not provided with the correct TIN or an adequate basis for exemption, the Holder may be subject to a penalty imposed by the IRS and the gross proceeds of the Offer paid to the Holder may be subject to a 31% backup withholding tax. Backup withholding is not an additional tax, but rather a method of tax collection. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

    To avoid backup withholding, each tendering Holder must complete the Substitute Form W-9 provided in the Consent and Letter of Transmittal and either
(i) provide the Holder's correct TIN and certain other information under penalties of perjury or (ii) otherwise provide an adequate basis for exemption.

    THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND THE SOLICITATION, INCLUDING THE EFFECT OF ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER LAWS.

    14. THE DEALER MANAGER, THE INFORMATION AGENT AND THE DEPOSITARY. The Company has engaged Wasserstein Perella & Co., Inc. to act as the Dealer Manager for the Offer and as Solicitation Agent for the Solicitation and to provide certain financial advisory services to the Company in connection therewith. The Company has agreed to pay the Dealer Manager compensation for the Dealer Manager's financial advisory services and to reimburse the Dealer Manager for its reasonable out-of-pocket expenses. The Company has further agreed to indemnify the Dealer Manager against certain liabilities, including certain liabilities under the federal securities laws. At any given time, Wasserstein

Perella & Co., Inc. may trade the Notes or other debt or equity securities of the Company for its own accounts or for the accounts of customers, and, accordingly, may hold a long or short position in the Notes or such other securities.

    Any Holder that has questions concerning the terms of the Offer or the Solicitation may contact the Dealer Manager at its address and telephone number set forth on the back cover page of this Statement.

    D.F. King & Co., Inc. has been appointed as Information Agent for the Offer and the Solicitation. Requests for assistance or additional copies of this Statement, the Consent and Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone numbers set forth on the back cover page of this Statement. Holders of Notes may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer or the Solicitation.

    The Bank of New York has been appointed as Depositary for the Offer and the Solicitation. The Consent and Letter of Transmittal and all correspondence in connection with the Offer or the Solicitation should be sent or delivered by each Holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Depositary at the addresses and telephone numbers set forth on the back cover page of this Statement. Any Holder or beneficial owner that has questions concerning tender or consent procedures or whose Notes have been mutilated, lost, stolen or destroyed should contact the Depositary at the addresses and telephone numbers set forth on the back cover page of this Statement.

    15. FEES AND EXPENSES. The Company will reimburse the Dealer Manager for its reasonable out-of-pocket expenses in connection with its services. The Company will pay the Information Agent and the Depositary reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Statement and related documents to the beneficial owners of Notes.

    16. MISCELLANEOUS. The Company is not aware of any jurisdiction in which the making of the Offer and the Solicitation is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Offer and the Solicitation would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Offer and the Solicitation will not be made to (nor will tender of Notes and deliveries of Consents be accepted from or on behalf of) the Holders residing in such jurisdiction.

    No person has been authorized to give any information or make any representation on behalf of the Company or its affiliates not contained in this Statement or in the Consent and Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

    Manually signed facsimile copies of the Consent and Letter of Transmittal, properly completed and duly executed, will be accepted. The Consent and Letter of Transmittal, Notes and any other required documents should be sent or delivered by each Holder or its broker, dealer, commercial bank or other nominee to the Depositary at one of its addresses set forth on the back cover of this Statement.

                           THE DIALOG CORPORATION PLC

March 24, 2000

                                                                      APPENDIX A

                     11% SENIOR SUBORDINATED NOTES DUE 2007
                            PROPOSED AMENDMENTS AND
                       COMPARISON OF INDENTURE PROVISIONS

    Set forth below are the provisions of the Indenture under which the 11% Senior Subordinated Notes were issued that would be deleted or amended by the Proposed Amendments. In the case of amendments to such provisions, language which has been crossed out is proposed to be deleted.

    The following is qualified in its entirety by reference to the form of Supplemental Indenture, copies of which can be obtained without charge from the Information Agent. Capitalized terms not otherwise defined in this Appendix A have the meanings assigned thereto in the Indenture.

    I. IF THE PROPOSED AMENDMENTS ARE ADOPTED, EACH OF THE FOLLOWING SECTIONS OF THE INDENTURE SHALL BE DELETED IN ITS ENTIRETY AND "INTENTIONALLY OMITTED" WILL BE INSERTED FOLLOWING THE APPROPRIATE SECTIONS THEREOF:

        SECTION 4.03. LIMITATION ON INDEBTEDNESS. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness; PROVIDED, HOWEVER, that the Company may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio would be greater than 2.0:1.0. Notwithstanding the foregoing, the Company shall not permit any Subsidiary to issue, to any party other than the Company, any Preferred Stock.

        (b) Notwithstanding Section 4.03(a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness (hereafter "Permitted Indebtedness"):

        (i) Indebtedness of the Company under the Term Loan Facility (as the same may be amended from time to time, without increasing the committed amount outstanding, except as otherwise permitted by this Section) in an aggregate principal amount on the date of Incurrence which, when added to all other Indebtedness Incurred pursuant to this clause (i) and then outstanding, shall not exceed $92.5 million less the aggregate amount of all repayments of principal applied to reduce the then outstanding Indebtedness under the Term Loan Facility actually made since the Issue Date;

        (ii) Indebtedness of the Company under the Revolving Credit Facility, including the Ancillary Facilities (as the same may be amended from time to time, without increasing the committed amount outstanding, except as otherwise permitted by this Section) in an aggregate principal amount at any time outstanding not in excess of $25.0 million;

        (iii) Indebtedness of the Company owing to and held by any Wholly Owned Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Wholly Owned Subsidiary; PROVIDED, HOWEVER, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

        (iv) Indebtedness represented by the Securities;

        (v) any Indebtedness (other than the Indebtedness described in clauses
    (i) through (iii) above) outstanding on the Issue Date;

        (vi) any Refinancing Indebtedness incurred in respect of any Indebtedness described in clause (i), (ii), (iv), (v) or Section 4.03(a);

        (vii) (A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration for, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was otherwise acquired by the Company); PROVIDED, HOWEVER, that at the time such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to Section 4.03(a) after giving effect to such acquisition (including the Incurrence of such Indebtedness pursuant to this clause (vii)) and (B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause (vii);

        (viii) Indebtedness (A) in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business and which do not secure other Indebtedness, and (B) of the Company or Any Restricted Subsidiary under Currency Agreements and Interest Rate Agreements, in each case entered into for bona fide hedging purposes of the Company or such Restricted Subsidiary in the ordinary course of business and not for purposes of speculation; PROVIDED, HOWEVER, that, in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements do not increase the Indebtedness of the Company or any Restricted Subsidiary outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

        (ix) Capitalized Lease Obligations of the Company or any Restricted Subsidiary in an aggregate principal amount on the date of Incurrence which, when added to all other Capitalized Lease Obligations Incurred pursuant to this clause (ix) and then outstanding, will not exceed L10.0 million;

        (x) Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness permitted to be Incurred pursuant to Section 4.03(a) or any other clause of this Section 4.03(b)) in an aggregate principal amount on the date of Incurrence which, when added to all other Indebtedness Incurred pursuant to this clause (x) and then outstanding, shall not exceed
    L15.0 million; or

        (xi) Indebtedness represented by the Note Guarantees and Guarantees of Indebtedness Incurred pursuant to clause (i), (ii) or (iii) above;

        (c) Notwithstanding the foregoing, the Company shall not Incur any Indebtedness pursuant to paragraph (b) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Securities to at least the same extent as such Subordinated Obligations. The Company shall not Incur any Indebtedness pursuant to Section 4.03(a) or 4.03(b) if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. In addition, the Company shall not permit any Restricted Subsidiary that is not (and is not concurrently becoming) a Note Guarantor to Incur any Indebtedness (i) if the aggregate principal amount of such Indebtedness on the date of Incurrence, together with all Indebtedness then outstanding of such Restricted Subsidiary, would exceed L200,000 or (ii) if the aggregate principal amount of such Indebtedness, together with all other Indebtedness then outstanding of all Restricted Subsidiaries that are not (and are not concurrently becoming) Note Guarantors, would exceed Ll.0 million, unless, prior to or concurrently with such Incurrence, such Restricted Subsidiary shall have executed a Note Guarantee and become a Note Guarantor pursuant to the provisions hereof.

        (d) Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this Section shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this Section 4.03, (i) Indebtedness Incurred pursuant to the Credit Agreement prior to or on the date of this Indenture shall be treated as Incurred pursuant to Section 4.03(b)(i),
    (ii) Indebtedness permitted by this Section 4.03 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section permitting such Indebtedness and (iii) in the event that Indebtedness or any portion thereof meets the criteria of more than one of the types of Indebtedness described in this Section 4.03, the Company, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses.

        SECTION 4.04. LIMITATION ON RESTRICTED PAYMENTS. (a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to:

        (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) except (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and (B) dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary is not wholly owned, to its other shareholders on a pro rata basis);

        (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or another Restricted Subsidiary;

        (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or

        (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment described in clauses
    (i) through (iv) hereof being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

           (1) a Default shall have occurred and be continuing (or would result therefrom);

           (2) the Company could not Incur at least $1.00 of additional Indebtedness under Section 4.03(a); or

           (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date would exceed the sum of:

               (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from October 1, 1997 to the end of the most recent fiscal quarter ending at least 60 days prior to the date of such Restricted Payment or for which financial statements are publicly available, (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

               (B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries and excluding the sale of Capital Stock as part of the financing of the Acquisition);

               (C) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries issued after the Issue Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange);

               (D) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; and

               (E) aggregate Net Cash Proceeds received by the Company from the issue of sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date to an employee stock ownership plan or similar trust established by the Company or any of its Subsidiaries; PROVIDED, HOWEVER, that if such plan or trust Incurs any Indebtedness to or Guaranteed by the Company to finance the acquisition of such Capital Stock, such aggregate amount shall be limited to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such plan or trust with respect to Indebtedness Incurred by it to finance the purchase of such Capital Stock.

        (b) The provisions of Section 4.04(a) shall not prohibit:

        (i) any purchase or redemption of Capital Stock of the Company or Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries and other than Capital Stock sold as part of the financing of the Acquisition); PROVIDED, HOWEVER, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale applied in the manner set forth in this clause (i) shall be excluded from clause (3)
    (B) of Section 4.04(a);

        (ii) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to Section 4.03(b); PROVIDED, HOWEVER, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

        (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by Section 4.06; PROVIDED, HOWEVER, that such purchase or redemption shall not be excluded in the calculation of the amount of Restricted Payments;

        (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with
    Section 4.04(a); PROVIDED, HOWEVER, that such dividend shall be included in the calculation of the amount of Restricted Payments; or

        (v) the repurchase of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed Ll.0 million in any calendar year; PROVIDED FURTHER, HOWEVER, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments.

    If the Company shall make a Restricted Payment which, at the time of the making of such Restricted Payment, the Board of Directors of the Company shall have determined in good faith was permitted under Section 4.04(a), such Restricted Payment shall not be deemed to have been made in violation of
Section 4.04(a) because a subsequent adjustment is made to the Company's financial statements affecting Consolidated Net Income for any period relevant in determining whether such Restricted Payment was permitted; PROVIDED, HOWEVER, that the Board of Directors of the Company shall determine in good faith that such adjustments (i) are in accordance with U.K. GAAP, (ii) could not reasonably have been determined (to the extent relevant to the making of such Restricted Payment) at the time of such Restricted Payment and (iii) were not delayed, in whole or in part, in order to permit such Restricted Payment, such determination of the Company's Board of Directors to be conclusive and evidenced by a resolution of the Board of Directors.

        SECTION 4.05. LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except:

        (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

        (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company) and outstanding on such date;

        (3) any encumbrance or restriction pursuant to an agreement constituting Refinancing Indebtedness of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this Section or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or
    (2) of this Section or this clause (3); PROVIDED, HOWEVER, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the Securityholders in any material respect than encumbrances and restrictions contained in such agreements;

        (4) in the case of clause (iii), any encumbrance or restriction
    (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by this Indenture or (C) contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such security agreements or mortgages;

        (5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

        (6) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (iii) of this Section 4.05.

        SECTION 4.06.  LIMITATION ON SALES OF ASSETS AND SUBSIDIARY
    STOCK. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, make any Asset Disposition unless:

        (i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise and all other non-cash consideration) at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), whose determination will be conclusive and evidenced by a resolution of the Board of Directors, of the shares and assets subject to such Asset Disposition;

        (ii) at least 80% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash; and

        (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

           (A) FIRST, to the extent the Company elects (or is required by the terms of any Senior Indebtedness or Indebtedness (other than Preferred Stock) of a Wholly Owned Subsidiary), to prepay, repay or purchase Senior Indebtedness or such Indebtedness (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year after the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

           (B) SECOND, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within one year from the later of such Asset Disposition or the receipt of such Net Available Cash;

           (C) THIRD, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer to purchase Securities pursuant to and subject to the conditions of
       Section 4.06(b); and

           (D) FOURTH, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to
       (x) acquire Additional Assets (other than Indebtedness and Capital Stock) or (y) prepay, repay or purchase Indebtedness of the Company (other than Indebtedness owed to an Affiliate of the Company and other than Disqualified Stock of the Company) or Indebtedness of any Restricted Subsidiary (other than Indebtedness owed to the Company or an Affiliate of the Company), in each case described in this clause (D) within one year from the receipt of such Net Available Cash or, if the Company has made an Offer pursuant to Section 4.06(b), six months from the date such Offer is consummated;

           PROVIDED, HOWEVER that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary shall retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

    Notwithstanding the foregoing provisions of this Section 4.06, the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with this Section except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this Section 4.06 exceeds L5.0 million.

    For the purposes of this Section 4.06, the following are deemed to be cash:
(x) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

        (b) In the event of an Asset Disposition that requires the purchase of Securities pursuant to Section 4.06 (a) (iii) (C), the Company shall be required to purchase Securities tendered pursuant to an offer by the Company for the Securities (the "Offer") at a purchase price of 100% of their principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to the Purchase Date (and, in the case of Definitive Securities, subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date and Additional Amounts, if any, in respect thereof) in accordance with the procedures (including pro-rationing in the event of oversubscription) set forth in
    Section 4.06(c). If the aggregate purchase price of Securities tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Securities, the Company shall apply the remaining Net Available Cash in accordance with Section 4.06(a)(iii)(D). The Company shall not be required to make an Offer for Securities pursuant to this Section if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B) of Section 4.06(a)(iii)) is less than L7.5 million for any particular Asset Disposition (which lesser amount shall be carried forward for purposes of determining whether an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

    If the Purchase Date (as defined below) is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid in the case of a Global Security, to the Holder thereof or, in the case of a Definitive Security, to the Person in whose name such Definitive Security is registered at the close of business on such Record Date, and no additional interest will be payable to Holders with respect to Securities tendered pursuant to the Offer.

        (c) (1) Promptly, and in any event within 10 days after the Company becomes obligated to make an Offer, the Company shall be obligated to deliver to the Trustee and to publish in a leading newspaper having a general circulation in New York (which is expected to be THE WALL STREET JOURNAL) (and, if and so long as the Securities are listed on the London Stock Exchange and the rules of such Stock Exchange shall so require, a newspaper having a general circulation in London (which is expected to be THE FINANCIAL TIMES)) or, in the case of Definitive Securities, mail or cause to be mailed a notice of an Offer by first class mail, postage prepaid, to the registered address of each Holder whose Securities are to be purchased. The notice shall state that the Holder may elect to have his Securities purchased by the Company either in whole or in part (subject to prorationing as hereinafter described in the event the Offer is oversubscribed) in integral multiples of $1,000 in principal amount, at the applicable purchase price. The notice shall specify a purchase date not less than 30 days nor more than 60 days after the date of such notice (the "Purchase Date") and shall contain (or, in the case of a notice by publication, shall contain instructions on how to obtain from the Company by first class mail, postage prepaid) such information concerning the business of the Company which the Company in good faith believes will enable such Holders to make an informed decision (which at a minimum shall include
    (i) a description of material developments in the Company's business subsequent to the date of the latest annual, quarterly or Form 8-K information provided pursuant to this Indenture, (ii) if material, appropriate pro forma financial information and (iii) all instructions and materials necessary to tender Securities pursuant to the Offer, together with the address referred to in clause (3)). Notice of an Offer shall also be given in accordance with any applicable requirements of any other securities exchange on which the Securities are listed.

    (2) Not later than the date upon which written notice of an Offer is delivered to the Trustee as provided above, the Company shall deliver to the Trustee an Officers' Certificate as to (i) the amount of the Offer (the "Offer Amount"), (ii) the allocation of the Net Available Cash from the Asset Dispositions pursuant to which such Offer is being made and
(iii) the compliance of such allocation with the provisions of Section 4.06(a). On such date, the Company shall also irrevocably deposit with the Trustee or with a paying agent (or, if the Company is acting as its own paying agent, segregate and hold in trust) an amount equal to the Offer Amount to be invested in Temporary Cash Investments and to be held for payment in accordance with the provisions of this Section 4.06(c)(2). Upon the expiration of the period for which the Offer remains open (the "Offer Period"), the Company shall deliver to the Trustee for adjustment (in the case of Global Securities) or cancellation (in the case of Definitive Securities) the Securities or portions thereof that have been properly tendered to and are to be accepted by the Company. On the Purchase Date, the Paying Agent shall promptly cause the principal amount of any Global Security tendered pursuant to the Offer to be adjusted on Schedule A thereof to be equal to any unpurchased portion of such Global Security which unpurchased portion must be equal to $1,000 in principal amount at maturity or an integral multiple thereof, and shall promptly authenticate and mail or deliver to each tendering Holder of a Definitive Security, a new Definitive Security or Securities equal in principal amount to any unpurchased portion of the Definitive Security surrendered which unpurchased portion must be equal to $1,000 in principal amount at maturity or an integral multiple thereof. The Trustee shall promptly (but in any case not later than five Business Days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Securities tendered by such Holder and accepted by the Company for purchase. Any Securities not so accepted shall be promptly mailed or delivered by or on behalf of the Company to the Holder thereof. The Company shall publicly announce the results of the Offer not later than the third Business Day following the Purchase Date. In the event that the aggregate principal amount of the Securities or portion thereof surrendered by Securityholders thereof pursuant to an Offer is less than the Offer Amount, the Trustee shall deliver the excess to the Company immediately after the expiration of the Offer Period for application in accordance with this Section 4.06.

    (3) Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the Purchase Date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives not later than one Business Day prior to the Purchase Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered by the Holder for purchase and a statement that such Holder is withdrawing his election to have such Security purchased. If at the expiration of the Offer Period the aggregate principal amount of Securities surrendered by Holders exceeds the Offer Amount, the Company shall select the Securities to be purchased in compliance with the requirements of the principal securities exchange, if any, on which such Securities are listed or, if such Securities are not so listed or such exchange prescribes no method of selection, subject to applicable law, on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Securities in denominations of $1,000, or integral multiples thereof, shall be purchased).

    (4) At the time the Company delivers Securities to the Trustee which are to be accepted for purchase, the Company shall also deliver an Officers' Certificate stating that such Securities are to be accepted by the Company pursuant to and in accordance with the terms of this Section 4.06. A Security shall be deemed to have been accepted for purchase at the time the Trustee, directly or through an agent, mails or delivers payment therefor to the surrendering Holder.

    (d) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations, including any securities laws of the United Kingdom and requirements of the London Stock Exchange or any other securities exchange on which the Securities are listed, to the extent such laws or regulations are applicable in connection with the repurchase of Securities pursuant to this Section. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section by virtue thereof.

    (e) Notwithstanding the foregoing, in connection with an Asset Disposition constituting the sale of all or substantially all the assets (whether directly or indirectly through the sale of Capital Stock of any Subsidiary or Subsidiaries holding such assets) of a Non-Core Business as an entirety, up to 50% of the consideration thereof received by the Company or a Restricted Subsidiary may be in a form other than cash. In addition, the requirements, of clauses (a)(i) and (a)(ii) of this Section 4.06 shall not apply in respect of a disposition of Capital Stock of a Person that is not a Subsidiary of the Company if such disposition occurred by operation of law pursuant to a merger, consolidation, reorganization or similar transaction involving such Person but not involving the Company or any of its Subsidiaries.

        SECTION 4.07. LIMITATION ON TRANSACTIONS WITH AFFILIATES. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") on terms (i) that are less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (ii) that, in the event such Affiliate Transaction involves an aggregate amount in excess of L2.5 million, are not in writing and have not been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction and who are not employed by or otherwise associated with such Affiliate. In addition, if such Affiliate Transaction involves an amount in excess of L5.0 million, a fairness opinion must be provided by an independent nationally recognized appraisal or investment banking firm that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

    (b) The provisions of Section 4.07(a) shall not prohibit (i) any Restricted Payment permitted to be paid pursuant to Section 4.04, (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (iii) loans or advances to employees in the ordinary course of business in accordance with past practices of the Company or its Subsidiaries, but in any event not to exceed Ll.5 million in the aggregate outstanding at any one time, (iv) the payment of reasonable fees to directors of the Company or its Subsidiaries who are not employees of the Company or its Subsidiaries, (v) fees, compensation, indemnity or employee benefit or similar arrangements paid to officers or employees of the Company or any Subsidiary of the Company in the ordinary course of business, (vi) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, (vii) transactions pursuant to agreements as in effect on the Issue Date, and (viii) any issuance of Capital Stock by the Company.

        SECTION 4.08. CHANGE OF CONTROL. (a) Upon a Change of Control, each Holder shall have the right to require that the Company repurchase all or any part of such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the date of repurchase (and, in the case of Definitive Securities, subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date and Additional Amounts, if any, in respect thereof), in accordance with the terms contemplated in Section 4.08(b); PROVIDED, HOWEVER, that notwithstanding the occurrence of a Change in Control, the Company shall not be obligated to purchase the Securities pursuant to this Section 4.08 in the event that it has exercised its right to redeem all the Securities under paragraph 6 or 7 of the Securities. In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Securities pursuant to this Section, then prior to the publishing or mailing of the notice to Holders provided for in
    Section 4.08(b) below but in any event within 30 days following any Change of Control, the Company shall (i) repay in full in cash all Bank Indebtedness or offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Securities as provided for in
    Section 4.08(b).

        (b) Within 30 days following any Change of Control (except as provided in the proviso to the first sentence of Section 4.08(a)), the Company shall publish notice of such in a leading newspaper having a general circulation in New York (which is expected to be THE WALL STREET JOURNAL) (and, if and so long as the Securities are listed on the London Stock Exchange and the rules of such Stock Exchange shall so require, a newspaper having a general circulation in London (which is expected to be THE FINANCIAL TIMES))or, in the case of Definitive Securities, mail a notice to each Holder, in each case with a copy to the Trustee, with the following information:

           (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to the date of repurchase (and in the case of Definitive Securities, subject to the right of Holders of record on a record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof);

           (2) the circumstances and relevant facts and financial information regarding such Change of Control;

           (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is published or, where relevant, mailed, except as may otherwise be required by applicable law); and

           (4) the instructions determined by the Company, consistent with this Section, that a Holder must follow in order to have its Securities purchased.

    Such notice shall also be given in accordance with any applicable requirements of any other securities exchange on which the Securities are listed.

        (c) Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives not later than one Business Day prior to the purchase date a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Security purchased.

        (d) On the purchase date, all Securities or portions thereof that are purchased by the Company under this Section shall be delivered to the Trustee for adjustment (in the case of Global Securities) or cancellation (in the case of Definitive Securities), and the Trustee shall promptly cause the principal amount of any Global Security tendered under this Section to be adjusted on Schedule A thereof to be equal to any unpurchased portion of such Global Security which unpurchased portion must be equal to $1,000 in principal amount at maturity or an integral multiple thereof, and shall promptly authenticate and mail or deliver to each tendering Holder of a Definitive Security, a new Definitive Security or Securities equal in principal amount to any unpurchased portion of the Definitive Security surrendered which unpurchased portion must be equal to $1,000 in principal amount at maturity or an integral multiple thereof. The Trustee shall promptly (but in any case not later than five Business Days after the purchase date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Securities tendered by such Holder and accepted by the Company for purchase pursuant to this Section. Any Securities not so accepted shall be promptly mailed or delivered by or on behalf of the Company to the Holder thereof. The Company shall publicly announce the results of the Offer not later than the second Business Day following the purchase date.

        (e) The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations, including any securities laws of the United Kingdom and requirements of the London Stock Exchange or any other securities exchange on which the Securities are listed, to the extent such laws or regulations are applicable in connection with the repurchase of Securities pursuant to this Section. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section by virtue thereof.

        SECTION 4.11. LIMITATION ON LIENS. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien on any of its property or assets (including Capital Stock), whether owned on the Issue Date or thereafter acquired, securing any obligation other than Senior Indebtedness of the Company, in the case of the Company, or Senior Indebtedness of a Restricted Subsidiary, in the case of a Restricted Subsidiary, unless contemporaneously therewith (or prior to) effective provision is made to secure the Securities and any Note Guarantee of such Restricted Subsidiary on an equal and ratable basis (or on a senior basis to, in the case of Subordinated Obligations) with such obligation for so long as such obligation is so secured. The preceding sentence shall not require the Company or any Restricted Subsidiary equally and ratably to secure the Securities if the Lien consists of Permitted Liens.

        SECTION 4.12. FUTURE NOTE GUARANTORS. The Company shall cause each Restricted Subsidiary that is or becomes a guarantor of Indebtedness Incurred pursuant to clause (b)(i) or (b)(ii) of Section 4.03 (or any Refinancing thereof) or Incurs Bank Indebtedness or, to the extent required by clause (c) of Section 4.03, Incurs any other Indebtedness (prior to or concurrently with any such Incurrence) to execute and deliver to the Trustee a Note Guarantee pursuant to which such Subsidiary shall Guarantee payment of the Securities. Each Note Guarantee shall be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary without rendering the Note Guarantee, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

        SECTION 4.13. LIMITATION ON LINES OF BUSINESS. The Company shall not, and shall not permit any Restricted Subsidiary to, engage in any business, other than a Related Business.

        SECTION 4.14. LIMITATION ON SALE/LEASEBACK TRANSACTIONS. The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (a) the Company or such Subsidiary would be entitled to (i) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to Section 4.03 and (ii) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Securities pursuant to Section 4.11(b) the net cash proceeds received by the Company or any Restricted Subsidiary in connection, such Sale/Leaseback Transaction are at least equal to the fair value (as determined in good faith by the Board of Directors) of such property and (c) the transfer of such property is permitted by, and the Company applies the proceeds of such transaction in compliance with, Section 4.06.

        SECTION 4.15. LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. The Company shall not sell any shares of Capital Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock except: (i) to the Company or a Wholly Owned Subsidiary; or
    (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary. The proceeds of any sale of such Capital Stock permitted hereby shall be treated as Net Available Cash from an Asset Disposition and shall be applied in accordance with Section 4.06.

    II. IF THE PROPOSED AMENDMENTS ARE ADOPTED, ARTICLE 5 OF THE INDENTURE SHALL BE AMENDED AS FOLLOWS (DELETED LANGUAGE IS SHOWN IN STRIKEOUT TEXT AND ADDED LANGUAGE IS SHOWN IN BOLD AND DOUBLE UNDERLINE TEXT:

                                   ARTICLE 5
                               SUCCESSOR COMPANY

        SECTION 5.01. WHEN COMPANY MAY MERGE OR TRANSFER ASSETS. The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

        (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation organized and existing under the laws of England and Wales or the United States of America, any state thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Securities and this Indenture;

        (ii) immediately afer giving effect to such transaction, <#>(and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction)</#>, no Default shall have occurred and be continuing;

        (iii) <#>immediately after giving effect to such Transaction, the Successor Company would be able to incur an additional $1.00 of Indebtedness pursuant to Section 4.03(a)</#> [INTENTIONALLY OMITTED];

        (iv) <#>immediately after giving effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction</#> [INTENTIONALLY OMITTED];

        (v) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture; and

        (vi) the Company shall have delivered to the Trustee an opinion of tax counsel reasonably acceptable to the Trustee stating that (A) the Holders (or beneficial owners, if not the Holders) will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such transaction, (B) any payment of principal, redemption price or purchase price of, premium (if any), Additional Amounts (if any) and interest on the Securities by the Successor Company to a Holder (or beneficial owner, if not a Holder) after the consolidation, merger, conveyance, transfer or lease of assets will be exempt from the Taxes described under Section 4.16 and
    (C) no other taxes on income (including taxable capital gains) will be payable under the laws of the United Kingdom or any other jurisdiction where the Successor Company is or becomes located by a Holder (or beneficial owner, if not a Holder) who is not and is not deemed to be a resident of the United Kingdom or other jurisdiction where the Company is or becomes located and does not carry on a trade in the United Kingdom through a branch, agency or permanent establishment to which the Securities of that Holder are attributable (or, as the case may be, does not carry on any business activities through a branch, agency or permanent establishment in such other jurisdiction where the Successor Company is or becomes located) in respect of the acquisition, ownership or disposition of Securities, including the receipt of principal, premium (if any), Additional Amounts (if any) or interest paid pursuant to such Securities.

    The Successor Company shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture, but the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets shall not be released from the obligation to pay the principal of and interest on the Securities.

    Notwithstanding the foregoing clauses (I), (V) AND (VI), <#>(BUT SUBJECT TO COMPLIANCE WITH THE REMAINING CLAUSES), (A) ANY RESTRICTED SUBSIDIARY MAY CONSOLIDATE WITH, MERGE INTO OR TRANSFER ALL OR PART OF ITS PROPERTIES AND ASSETS TO THE COMPANY AND (B) THE COMPANY MAY MERGE WITH A WHOLLY-OWNED SUBSIDIARY INCORPORATED SOLELY FOR THE PURPOSE OF REINCORPORATING THE COMPANY IN ANOTHER JURISDICTION TO REALIZE TAX OR OTHER BENEFITS</#> THE COMPANY WILL BE ENTITLED TO ENTER INTO THE SALE AND PURCHASE AGREEMENT WITH THE THOMSON CORPORATION DATED MARCH 23, 2000 AND TO PERFORM ALL OF ITS OBLIGATIONS THEREUNDER WITHOUT COMPLYING WITH THE REQUIREMENTS OF SECTION 5.01.

    III. IF THE PROPOSED AMENDMENTS ARE ADOPTED, SECTION 4.02 OF THE INDENTURE SHALL BE AMENDED AS FOLLOWS (DELETED LANGUAGE IS SHOWN IN STRIKEOUT TEXT AND ADDED LANGUAGE IS SHOWN IN BOLD AND DOUBLE UNDERLINE TEXT):

        SECTION 4.02.  MAINTENANCE OF OFFICE OR AGENCY; REPORTS TO
    HOLDERS. (a) The Company shall maintain the office or agency (which office may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-Registrar) required under Section 2.03 where Securities may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 11.02. The Company hereby initially designates the office of the Trustee, located at 101 Barclay Street, New York, NY 10286, as its office or agency outside the United Kingdom as required under Section 2.03 hereof.

        (b) <#>Whether or not required by the rules and regulations of the Commission, So long as the Company is required to file reports with the Commission pursuant to Sections 13 and 15 of the Exchange Act, the Company shall furnish to the holders of the Securities (i) all annual and quarterly financial information that would be required to be contained in a filing with the Commission on Forms 20-F and 10-Q (or any successor forms) if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and, with respect to the annual financial information, a report thereon by the Company's certified independent accounts and (ii) all information that would be required to be contained in current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports; provided, however, that (x) such quarterly financial information may be prepared in accordance with generally accepted accounting principles in the United Kingdom, shall be furnished within 60 days following the end of each fiscal quarter of the Company and may be provided in a report on Form 6-K, (y) such annual financial information shall be furnished within 120 days following the end of the fiscal year of the Company and (z) such information that would be required to be contained in a report on Form 8-K may be provided in a report on Form 6-K and any financial statements, pro forma financial information and exhibits specified under
    Item 7 of Form 8-K will be provided to the extent applicable and available without unreasonable expense. So long as the Company is required to file reports with the Commission pursuant to Sections 13 and 15 of the Exchange Act, In addition, whether or not required by the rules and regulations of the Commission, the Company shall file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing). In addition, the Company shall furnish to the Holders of the Securities and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Securities are not freely transferable under the Act by Persons not "affiliates" under the Securities Act.</#> The Company shall also comply with the provisions of TIA
    Section 314(a).

    IV. IF THE PROPOSED AMENDMENTS ARE ADOPTED, SECTION 6.01 OF THE INDENTURE SHALL BE AMENDED AS FOLLOWS (DELETED LANGUAGE IS SHOWN IN STRIKEOUT TEXT AND ADDED LANGUAGE IS SHOWN IN BOLD DOUBLE UNDERLINE TEXT):

                                   ARTICLE 6
                             DEFAULTS AND REMEDIES

        SECTION 6.01.  EVENTS OF DEFAULT.  An "Event of Default" occurs if:

        (1) the Company defaults in any payment of interest on, or Additional Amounts, if any, with respect to, any Security when the same becomes due and payable, whether or not such payment shall be prohibited by Article I, and such default continues for a period of 30 days:

        (2) the Company (i) defaults in the payment of the principal of any Security when the same becomes due and payable at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment shall be prohibited by Article 10 or (ii) fails to redeem or purchase Securities when required pursuant to this Indenture or the Securities, whether or not such redemption or purchase shall be prohibited by Article 10;

        (3) <#>the Company fails to comply with Section 5.01</#>; [INTENTIONALLY OMITTED]

        (4) <#>THE COMPANY FAILS TO COMPLY WITH SECTION 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16 OR 4.17 (IN EACH CASE,
    OTHER THAN A FAILURE TO PURCHASE SECURITIES WHEN REQUIRED), AND SUCH FAILURE CONTINUES FOR 30 DAYS AFTER THE NOTICE SPECIFIED BELOW</#> [INTENTIONALLY OMITTED];

        (5) the Company or any Note Guarantor fails to comply with any of its agreements in the Securities, the Note Guarantees or this Indenture (other than those referred to in (1), OR (2), <#>(3) or 4</#> above) and such failure continues for 60 days after the notice specified below;

        (6) <#>Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or the acceleration by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds L10.0 million or its foreign currency equivalent at the time;</#> [INTENTIONALLY OMITTED]

        (7) the Company or any of its Significant Subsidiaries suspends making payment of, or is unable to, or admits inability to pay its debts (or any class of its debts) as they fall due, or is deemed unable to pay its debts pursuant to or for the purposes of any applicable law, or is adjudicated or found bankrupt or insolvent or a moratorium is declared in respect of its Indebtedness;

        (8) the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

           (A) commences a voluntary case;

           (B) consents to the entry of an order for relief against it in an involuntary case;

           (C) consents to the appointment of a Custodian of it or for any substantial part of its property;

           (D) makes a general assignment for the benefit of, or enters into a composition or other arrangement with, its creditors;

           (E) passes a resolution or presents a petition for its winding-up, liquidation or administration;

        or takes any comparable action under any other laws relating to insolvency, bankruptcy or debt moratorium: OR;

           (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

               (A) is for relief against the Company or any Significant Subsidiary in an involuntary case;

               (B) appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

               (C) orders the winding up, liquidation or administration of the Company or any Significant Subsidiary;

        or any similar relief is granted under any other laws and the order or decree remains unstayed and in effect for 60 days .

        (10) <#>any judgment or decree for the payment of money in excess of L10.0 million or its foreign currency equivalent at the time (net of amounts paid within 45 days of any such judgment or decree under any insurance, indemnity, bond, surety or similar instrument) is entered against the Company or any Significant Subsidiary and is not discharged, waived or stayed and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed; or</#> [INTENTIONALLY OMITTED]

        (11) any Note Guarantee shall cease to be in full force and effect (except as contemplated by the terms thereof) or any Note Guarantor or person acting by or on behalf of such Guarantor shall deny or disaffirm its obligations under this Indenture or any Note Guarantee and such Default continues for 10 days after the notice specified below.

    The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

    The term "Bankruptcy Law" means the English Insolvency Act 1986 as supplemented or amended together with all rules, regulations and instruments made thereunder and applicable English law relating to bankruptcy, insolvency, winding up, administration, receivership and other similar matters, Title 11, UNITED STATES CODE, or any similar Federal, state or other law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator, administrator, administrative receiver, custodian or similar official under any Bankruptcy Law.

    A Default under clause <#>(4)</#> (5) or (11) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Securities notify the Company of the Default and the Company does not cure such Default within the time specified in such claims after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default".

    The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of
<#>any Event of Default under clause (6)</#> any event which with the giving of notice or the lapse of time would become an Event of Default under clause <#>(4)</#>, or (5) <#>or (10)</#>, its status and what action the Company is taking or proposes to take with respect thereto.

    V. THE FOLLOWING DEFINITIONS SET FORTH IN SECTION 1.01 OF THE INDENTURE HAVE BEEN PROVIDED TO ASSIST YOU IN UNDERSTANDING THE FOREGOING AMENDMENTS:

        "Acquisition" means the acquisition by the Company of all the outstanding capital stock of Knight-Ridder Information Inc. and Knight-Ridder AG pursuant to the Stock Purchase Agreement dated September 29, 1997, between the Company and Knight-Ridder Business Information Services, Inc.

        "Additional Assets" means (i) any tangible property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or
    (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; or (iv) an Investment that is permitted under clause (ix) of the definition of Permitted Investment (which Investment shall be considered a Permitted Investment under such clause for the purposes of the limit on such Permitted Investments); PROVIDED, HOWEVER, that any such Restricted Subsidiary described in clause (ii) or (iii) above is primarily engaged in a Related Business.

        "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of inventory or Temporary Cash Investments in the ordinary course of business, (iii) the disposition of all or substantially all of the assets of the Company in the manner permitted pursuant to Section 5.01, (iv) a disposition of obsolete equipment that is no longer used or useful in the conduct of the business of the Company and its Subsidiaries and that is disposed of in the ordinary course of business, (v) a disposition of equipment in exchange for other equipment equivalent or superior as to type and quality, (vi) a disposition of other equipment that is no longer used or useful in the conduct of the business of the Company and its Subsidiaries and that is disposed of in the ordinary course of business, so long as the fair market value of all assets disposed of pursuant to this clause (vi) does not exceed L2.5 million in the aggregate in any fiscal year and L5.0 million in the aggregate, (vii) the sale of other assets so long as the fair market value of the assets disposed of pursuant to this clause (vii) does not exceed Ll.0 million in the aggregate in any fiscal year and L2.5 million in the aggregate and
    (viii) for purposes of Section 4.06 only, a disposition subject to
    Section 4.04.

        "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing
    (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

        "Change of Control" means the occurrence of any of the following events:

        (i) any "Person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rule 13d-3 or 13d-5 under the Exchange Act, except that such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (for purposes of this clause (i), such other person shall be deemed to own beneficially any Voting Stock of a specified corporation held by a parent corporation if such other person "beneficially owns" (as defined in this clause (i)), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation); or

        (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

        "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 60 days prior to the date of such determination or for which financial statements are publicly available in respect of the most recent such quarter to (ii) Consolidated Interest Expense for such four fiscal quarters; PROVIDED, HOWEVER, that
    (A) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (B) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (C) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness and the effect of related expenses and cost reductions) as if such Investment or acquisition occurred on the first day of such period and (D) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (B) or
    (C) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company after consultation with the independent certified public accountants of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months).

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Restricted Subsidiaries, plus, to the extent Incurred by the Company and its Restricted Subsidiaries in such period but not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations and Attributable Debt,
    (ii) amortization of debt discount and debt issuance cost,
    (iii) capitalized interest, (iv) noncash interest expense, (v) commissions, discounts and other fees and charges with respect to letters of credit and bankers' acceptance financing, (vi) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary; PROVIDED that payment of such amounts by the Company or any Restricted Subsidiary is being made to, or is sought by, the holders of such Indebtedness pursuant to such Guarantee, (vii) net costs associated with Hedging Obligations (including amortization of fees),
    (viii) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of the Company and Disqualified Stock of the Company held by Persons other than the Company or a Wholly Owned Subsidiary, and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust; PROVIDED, HOWEVER, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary.

        "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income: (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income; (ii) any net income (loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain (but not loss) realized upon the sale or other disposition of any asset of the Company or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person; (v) any extraordinary gain or loss; and (vi) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purpose of Section 4.04 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such section pursuant to clause (a)(3)(D) thereof.

        "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and the Restricted Subsidiaries, determined on a Consolidated basis in accordance with U.K. GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 60 days prior to the taking of any action for the purpose of which the determination is being made or for which financial statements are publicly available, as (i) the par or stated value of all outstanding

    Capital Stock of the Company plus (ii) paid in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

        "EBITDA" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense and (v) any non-cash expense in connection with the Acquisition or any restructuring in connection with the Acquisition contemplated at the time of the Acquisition (excluding any such expense that (x) requires any accrual of a cash reserve or (y) represents an accrual of, or reserve for, anticipated cash payments in any future period), in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidation Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

        (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

        (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

        (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

        (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

        (v) all Capitalized Lease Obligations and all Attributable Debt of such Person;

        (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of the Company, the maximum liquidation preference (or, if greater, maximum mandatory redemption or repurchase price) with respect to any Preferred Stock (but excluding, in each case, any accrued dividends except to the extent such dividends increase such preference (or price));

        (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED, HOWEVER, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons;

        (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and

        (ix) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

    The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and Section 4.04,
    (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

        "Maturity Date" means November 15, 2007.

        "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise or by deposit in escrow (whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with such Asset Disposition), but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under U.K. GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distribution and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with U.K. GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

        "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Non-Core Businesses" means each of the Document Delivery business, CD-ROM business and CARL Library System business as described in the Offering Memorandum dated November 10, 1997 relating to the Company's 11% Senior Subordinated Notes due 2007.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that the primary business of such Restricted Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's primary business is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary and not exceeding Ll.5 million in the aggregate outstanding at any one time; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or claims;
    (viii) the entities set forth in Schedule I hereto but only to the extent that (x) such Investments are required to be made by the Company or a Restricted Subsidiary pursuant to legally binding written commitments as in existence on the Issue Date and (y) the aggregate amount of all such Investments made under this clause (viii) does not exceed $15.0 million;
    (ix) a joint venture or other entity principally engaged in a Related Business, PROVIDED, HOWEVER, that the aggregate amount of all such Investments under this clause (ix) shall not exceed L7.5 million; (x) a Content Provider for the sole purpose of obtaining a license to or an ownership interest in Content for inclusion in the online services of the Company or its Restricted Subsidiaries; PROVIDED, HOWEVER, that the Board of Directors confirms such purpose and determines that such Investment is in the best interests of the Company (such confirmation and determination to be conclusive and evidenced by a resolution of the Board of Directors); PROVIDED FURTHER, HOWEVER, that the aggregate amount of all such Investments under this clause (x) shall not exceed L10.0 million; and (xi) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to
    Section 4.06.

        "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;
    (c) Liens for taxes, assessments or governmental charges not yet delinquent or that are being contested in good faith and by appropriate proceedings; PROVIDED that any reserve or other appropriate provision required in accordance with U.K. GAAP shall have been made therefor; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property; PROVIDED, HOWEVER, that the Lien may not extend to any other property owned by the Company or any Restricted Subsidiary at the time the Lien is Incurred, and the

    Indebtedness secured by the Lien may not be Incurred more than 365 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; (g) Liens to secure Indebtedness permitted pursuant to the covenant described under Section 4.03(b)(i) or (b)(ii); (h) Liens existing on the Issue Date; (i) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; PROVIDED, HOWEVER, such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; PROVIDED FURTHER, HOWEVER, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary; (j) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; PROVIDED, HOWEVER, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; PROVIDED FURTHER, HOWEVER, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;
    (k) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Wholly Owned Subsidiary; (l) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations; and (m) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses
    (f), (h), (i) and (j); PROVIDED, HOWEVER, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (f), (h), (i) or (j) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

        "Refinance Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances", and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of this Indenture or Incurred in compliance with this Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in this Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus the amount of any customary fees and expenses in connection therewith); PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include
    (A) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

        "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; PROVIDED, HOWEVER, that either (A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (B) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under Section 4.04. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under Section 4.03(a) and (y) no Default shall have occurred and be continuing. Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    VI. THE SUPPLEMENTAL INDENTURE WILL CONTAIN A NEW SECTION 1020 ENTITLED "WAIVERS" WHICH IS REPRODUCED IN ITS ENTIRETY BELOW:

        "SECTION 1020. WAIVERS. THE APPLICATION OF THE PROVISIONS OF THE INDENTURE ARE HEREBY WAIVED TO THE EXTENT THAT SUCH PROVISIONS MIGHT OTHERWISE INTERFERE WITH THE ABILITY OF THE COMPANY TO ENTER INTO AGREEMENTS CONTEMPLATED BY THE ASSET PURCHASE TRANSACTION REFERRED TO IN THE OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT OF THE COMPANY REFERRED TO IN
    SECTION 2."

Facsimile copies of the Consent and Letter of Transmittal, properly completed and duly signed, will be accepted. The Consent and Letter of Transmittal, the Notes and any other required documents should be sent by each Holder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

               THE DEPOSITARY FOR THE OFFER AND SOLICITATION IS:

                              THE BANK OF NEW YORK

                               BY OVERNIGHT COURIER AND BY HAND
          BY MAIL:                     AFTER 4:30 P.M.:            BY HAND BEFORE 4:30 P.M.:
    The Bank of New York             The Bank of New York            The Bank of New York
    101 Barclay Street 7E           101 Barclay Street 7E            101 Barclay Street 7E
     New York, NY 10286               New York, NY 10286              New York, NY 10286
Attention: Carolle Montreuil     Attention: Carolle Montreuil    Attention: Carolle Montreuil

                                         BY FACSIMILE
                                        (212) 815-6339

                                FOR ELIGIBLE INSTITUTIONS ONLY

                                     CONFIRM BY TELEPHONE
                                   (for Confirmation Only)
                                        (212) 815-5788

Any questions or requests for assistance or additional copies of this Statement, the Consent and Letter of Transmittal, the Notice of Guaranteed Delivery or other materials may be directed to the Information Agent at the telephone number and address listed below. A Holder may also contact the Dealer Manager at its telephone numbers set forth below or such Holder's broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer and Solicitation.

          THE INFORMATION AGENT FOR THE OFFER AND THE SOLICITATION IS:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (888) 242-8154

THE DEALER MANAGER FOR THE OFFER AND SOLICITATION AGENT FOR THE SOLICITATION IS:

                        WASSERSTEIN PERELLA & CO., INC.
                              31 West 52nd Street
                               New York, NY 10019
                            Attention: Mark Hootnick

           Samuel Greene

                             Phone: (212) 969-2700
                              Fax: (212) 969-7836